Exhibit 2.1

CERTAIN PORTIONS OF THIS EXHIBIT (INDICATED BY “[***]”) HAVE BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Execution Version

ASSET PURCHASE AGREEMENT

between:

Chimerix, Inc.,
a Delaware corporation;
and
Emergent BioSolutions Inc.,
a Delaware corporation.
____________________________
Dated as of May 15, 2022
____________________________

TABLE OF CONTENTS

1. Sale and Purchase of Assets; Related Transactions.	1
1.1 Sale and Purchase of Specified Assets	1
1.2 Excluded Assets	3
1.3 Assumed Liabilities	4
1.4 Excluded Liabilities	5
1.5 Purchase Price	5
1.6 Sales and Transfer Taxes	5
1.7 Allocation of Purchase Price	5
1.8 Ancillary Agreements	6
1.9 Closing	6
1.10 Later Transferred Contracts	6
1.11 Mixed-Use Contracts	7
2. Representations and Warranties of Seller.	7
2.1 Organization	8
2.2 Title to Assets and Sufficiency of Specified Assets.	8
2.3 Intellectual Property	8
2.4 Specified Contracts	11
2.5 Customers and Suppliers	13
2.6 Compliance with Legal Requirements	13
2.7 Absence of Certain Developments	13
2.8 Regulatory Matters	14
2.9 Legal Proceedings	17
2.10 Non-Contravention; Consents	17
2.11 Authority; Binding Nature of Agreement	17
2.12 Inventory	17
2.13 Taxes	18
2.14 Brokers	18
2.15 Product Liability	18
3. Representations and Warranties of Purchaser.	19
3.1 Organization	19
3.2 Authority; Binding Nature of Agreement	19
3.3 Non-Contravention; Consents	19
3.4 Cash Consideration	19
3.5 Solvency	19
3.6 Legal Proceedings	20
3.7 Brokers	20
3.8 Foreign Person	20
4. Covenants.	20
4.1 Access	20
1

4.2 Conduct of Business	21
4.3 Restrictive Covenants	22
4.4 Filings, Consents and Regulatory Approvals	23
4.5 BARDA Contract	25
4.6 Books and Records	26
4.7 Control of the Business	26
4.8 Accounts Receivable	27
4.9 Confidentiality	27
4.10 Conditions	28
4.11 Milestone Payments	28
4.12 Royalty Payments	30
5. Conditions Precedent to Purchaser’s Obligation to Close.	33
5.1 Accuracy of Representations	34
5.2 Performance of Covenants	34
5.3 Antitrust	34
5.4 Additional Documents	34
5.5 No Restraints	34
5.6 BARDA Contract	34
5.7 BARDA Consent	34
5.8 No Material Adverse Effect	35
5.9 Frustration of Closing Conditions	35
6. Conditions Precedent to Seller’s Obligation to Close.	35
6.1 Accuracy of Representations	35
6.2 Performance of Covenants	35
6.3 Antitrust	35
6.4 Delivery of Consideration	35
6.5 BARDA Contract	35
6.6 BARDA Consent	35
6.7 Additional Documents	35
6.8 No Restraints	36
6.9 Frustration of Closing Conditions	36
7. Termination.	36
7.1 Right to Terminate Agreement	36
7.2 Termination Procedures	37
7.3 Effect of Termination	37
8. Indemnification.	37
8.1 Survival of Representations	37
8.2 Indemnity by Seller	38
8.3 Indemnity by Purchaser	38
8.4 Limitation on Indemnification	38

2

8.5 Indemnification Procedures.	40
8.6 Materiality	42
8.7 Subrogation	42
8.8 Tax Treatment of Indemnity Payments	43
8.9 Mitigation of Damages	43
8.10 Duplication of Recovery	43
8.11 Damages Offset	43
9. Miscellaneous.	43
9.1 No Other Representations	43
9.2 Governing Law	44
9.3 Venue and Jurisdiction	44
9.4 WAIVER OF JURY TRIAL	44
9.5 Specific Performance	45
9.6 Notices	45
9.7 Public Announcements	46
9.8 Assignment	46
9.9 No Third Party Beneficiaries	46
9.10 Severability	46
9.11 Entire Agreement	47
9.12 Waiver	47
9.13 Amendments	47
9.14 Counterparts	47
9.15 Interpretation of Agreement.	47
9.16 Further Assurances	48
9.17 Disclosure Schedule	48

TABLE OF EXHIBITS AND SCHEDULES

Exhibit A    Certain Definitions
Exhibit B    Form of Assumption Agreement
Exhibit C    Form of Bill of Sale
Exhibit D-1    Form of Patent Assignment Agreement
Exhibit D-2    Form of Trademark Assignment Agreement
Exhibit E    Form of Transition Services Agreement
Exhibit F    Form of Pre-Novation Agreement

Annex A    Purchase Price Adjustments

Schedule 1.1(b)    Specified Contracts
Schedule 1.1(h)    Specified Authorizations
Schedule 1.2    Certain Excluded Assets
Schedule 8.2    Specified Indemnities

3

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement is being entered into as of May 15, 2022, by and between Chimerix, Inc., a Delaware corporation (“Seller”) and Emergent BioSolutions Inc., a Delaware corporation (“Purchaser”). Seller and Purchaser are referred to collectively in this Agreement as the “Parties.” Certain other capitalized terms used in this Agreement are defined in Exhibit A.
Recital
The Parties wish to provide for the purchase by Purchaser of certain assets from Seller, and to provide for certain related transactions, on the terms and subject to the conditions and other provisions set forth in this Agreement and in the Ancillary Agreements.
Agreement
The Parties, intending to be legally bound, agree as follows:
1.Sale and Purchase of Assets; Related Transactions.
1.1Sale and Purchase of Specified Assets. On the terms and subject to the conditions and other provisions set forth in this Agreement, at the Closing, Seller will sell, convey, transfer, assign and deliver to Purchaser (or its designated Affiliate) and Purchaser (or its designated Affiliate) will purchase from Seller, free and clear of all Liens except for Permitted Liens, all right, title and interest of Seller as of the Closing in and to all of the following assets, tangible or intangible, subject to Section 1.2 (the “Specified Assets”):
(a)the Specified IP Rights, including the Patent Rights and registered Trademark Rights set forth in Part 2.3(b) of the Disclosure Schedule and all associated goodwill, together with all rights to (i) file, prosecute, maintain, enforce and defend any of the foregoing, (ii) proceeds, benefits, privileges, causes of action, and remedies to the extent relating to any of the foregoing, (iii) any action, whether at law or in equity, for past, present or future infringement in respect of any of the foregoing against any third party, and (iv) recover damages, profits and injunctive relief for any past, present or future infringement in respect of any of the foregoing;
(b)the contracts set forth in Schedule 1.1(b), together with any contracts entered into by Seller during the Pre-Closing Period as set forth on Section 4.2 of the Disclosure Schedule or otherwise approved by Purchaser in accordance with Section 4.2 and any Transferred Mixed-Use Contracts (the “Specified Contracts”), including any purchase orders issued under Specified Contracts in the ordinary course of business;
(c)upon the execution of the Novation Agreement, the BARDA Contract, and all rights related thereto;
(d)all Accounts Receivable arising under or in respect of the BARDA Contract (the “Purchased Accounts Receivable”);

(e)any prepaid fees payable to the FDA or other Governmental Entities with respect to the Specified Product;
(f)all Patent Files;
(g)all packaging materials, finished product inventories, work-in-process inventories, active pharmaceutical ingredients and other raw materials, in each case, of or for the Specified Product or any other Product or Compound, in each case as of the Closing Date (collectively, the “Specified Inventory”);
(h)the investigational new drug application(s) (as defined in 21 C.F.R. Part 312) and NDA(s) for the Specified Product or any other Product or Compound and all supplements thereto, and all marketing and governmental reimbursement and other Authorizations for the Specified Product as set forth in Schedule 1.1(h) (collectively, the “Specified Authorizations”);
(i)all clinical and nonclinical data and other data to the extent related to the Specified Product or any other Product or Compound contained or referenced in the Specified Authorizations;
(j)the safety database associated with the Specified Product or any other Product or Compound (provided that the Purchaser shall be responsible for obtaining any license/subscription for any third party software or cloud service used to store data in the safety database);
(k)Labeling, informational letters, sales training materials, trade show materials, advertising, marketing, sales, artwork and promotional materials (including media content) to the extent related to the promotion or sale of the Specified Product or any other Product or Compound;
(l)(i) copies of all books, records, files, documentation, correspondence, manuals, data (including, pre-clinical and clinical data) and protocols, in each case, exclusively related to the Specified Product or any other Product or Compound, (ii) copies of all marketing plans, target lists, and correspondence with and any reports submitted by Seller to any Governmental Entity with respect to the Specified Product or any other Product or Compound (including (1) pre-clinical, clinical and non-clinical study authorization applications or notifications, (2) amendments and supplements, (3) quarterly and annual reports, (4) copies of adverse event reports, adverse drug experience reports, complaint files, safety surveillance and other pharmacovigilance information, (5) copies of validation of manufacturing processes, (6) Labeling files, and (7) relevant pricing information), and (iii) all other books, records, files, reports or other documentation to the extent related to the BARDA Contract or the Operation that would materially impact Purchaser’s performance obligations under the BARDA Contract or with respect to the Operation, in each case that are in the physical possession of or under the direct or indirect control of Seller as of the Closing Date (clauses (i), (ii) and (iii), the “Specified Books and Records”); provided that the Specified Books and Records shall be deemed not to include any books, records or other items (A) that are subject to restrictions on transfer pursuant to applicable Legal Requirements (including the Health Insurance Portability and Accountability Act of 1996) or with respect to which transfer would require any Authorization under applicable Legal Requirements, (B) related to performance ratings or assessments of employees of Seller, or (C) such books, records or other items with respect to which it is not possible to identify and extract the portion thereof related to the Specified Product from the portions thereof that relate to businesses of Seller other than the Specified Product (it being understood that Seller may retain the original versions or copies of the Specified Books and Records); and
(m)all rights, claims, counterclaims, defenses, causes of action, rights of recovery, rights of set-off and rights of subrogation, guarantees, warranties and indemnities of Seller against third parties to the extent related to or arising under or in respect of any of the assets listed in the foregoing clauses (a) through (j) of this Section 1.1 (other than claims, counterclaims, defenses, causes of action, rights of recovery, rights of set-off and rights of subrogation against any third parties related to Excluded Assets or Excluded Liabilities).
1.2Excluded Assets. Nothing in this Agreement will require Seller to sell or transfer to Purchaser, and the Specified Assets will not be deemed to include, any of the following assets or any right or interest in or to any of the following assets (collectively, the “Excluded Assets”):
(a)subject to Section 1.10 and without limiting any obligation of Seller thereunder, any Specified Contract, if (i) a Consent is required to be obtained from any Person in order to permit the sale or transfer to Purchaser of the rights of Seller under such Specified Contract; and (ii) such Consent shall not have been obtained by the Closing; provided, however, that after obtaining any such Consent after the Closing, such Specified Contract shall be a Specified Asset;
(b)the BARDA Contract (it being agreed that upon execution of a Novation Agreement the BARDA Contract shall be deemed to be a Specified Asset);
(c)any cash, cash equivalents or Accounts Receivable, other than the Purchased Accounts Receivable;
(d)any Tax records of Seller (including all tax returns) related to the Specified Assets;
(e)all rights of Seller to any refunds, or rights or claims to refunds, of Taxes, Tax deposits, Tax prepayments, Tax credits or other Tax assets attributable to a Tax payment made or other Tax-related action taken by Seller (including any refunds, or rights or claims to refunds, of Taxes, Tax deposits, Tax credits or other Tax assets for any taxable period prior to the Closing Date);
(f)automobiles, office, telecommunications, network, and information technology equipment, computers and software or software as a service and other infrastructure and related tangible assets;
(g)any wholesale licenses, U.S. Drug Enforcement Agency registrations or other Authorizations that are not specifically related to the Specified Product;
(h)insurance policies or the right to make claims under any insurance policy; and
(i)any asset identified on Schedule 1.2.

For the avoidance of doubt, if any of the provisions of this Section 1.2 conflict with any other provision of this Agreement, the provisions of this Section 1.2 will control.
1.3Assumed Liabilities. On the terms and subject to the conditions and other provisions set forth in this Agreement, at the Closing, Purchaser will assume the following obligations and other liabilities (whether known, unknown, accrued, absolute, matured, unmatured, contingent or otherwise) in each case, to the extent related to the Specified Assets, whether arising prior to, on or after the Closing (the “Assumed Liabilities”):
(a)all obligations and other liabilities of Seller arising under the Specified Contracts, but excluding any liabilities for or to the extent related to any breach, default or violation by Seller of the Specified Contracts occurring prior to the Closing, and excluding any payment obligation that is past due under the terms of the Specified Contract;
(b)all obligations and other liabilities of Seller arising under or related to the BARDA Contract, but excluding any liabilities for any breach, default or violation by Seller of the BARDA Contract occurring prior to the Closing;
(c)all of Seller’s obligations and other liabilities arising under or related to the Novation Agreement entered into among Seller, Purchaser and BARDA or any other Governmental Entity, including any liabilities incurred by Seller through a guarantee provided to BARDA or any Governmental Entity under a Novation Agreement;
(d)all obligations and other liabilities related to any of the Taxes, charges, fees and expenses that Purchaser is required to bear and pay pursuant to Section 1.6;
(e)all obligations and other liabilities of Seller and its Affiliates related to the Specified Assets or the Specified Product, to the extent required to be performed or incurred following the Closing and related to (i) any post-marketing approval studies, commitments and regulatory requirements of the FDA or any other Governmental Entity and (ii) any pharmacovigilance activities for the Specified Product;
(f)any product liability, liability for adverse reactions, liability for recalls, liability for product and packaging complaints for the Specified Product, whether direct or as a result of successor liability, all other liabilities and obligations, in each case, to the extent that they arise out of Purchaser’s or any of its Affiliates use, ownership, operation or sale of the Specified Assets (including claims related to or arising from rebates, chargebacks, credits, product expirations, death, personal injury or other product liabilities);
(g)all accounts payable, trade accounts payable and trade obligations arising out of or related to the Specified Assets or the use, ownership, operation or sale of the Specified Assets, in each case, arising on or after the Closing Date; and
(h)all other obligations and liabilities arising out of or related to the Specified Assets or the use, ownership, operation or sale of the Specified Assets, including any claims or Legal

Proceedings arising out of or related to the Specified Assets or the use, ownership, operation or sale of the Specified Assets, in each case, arising on or after the Closing Date.
1.4Excluded Liabilities. The Parties acknowledge that Purchaser will not be assuming any liabilities of Seller other than the Assumed Liabilities, and that Seller will remain responsible for, and shall pay, perform or discharge, all liabilities of Seller other than the Assumed Liabilities (such liabilities, the “Excluded Liabilities”).
1.5Purchase Price. As consideration for the sale of the Specified Assets to Purchaser:
(a)Purchaser will pay to Seller at the Closing by wire transfer of immediately available funds to an account specified in writing by Seller, the sum of $225,000,000, which amount shall be subject to adjustment in accordance with Annex A (as adjusted, the “Purchase Price”);
(b)Purchaser will assume at the Closing the Assumed Liabilities;
(c)Purchaser will make the Milestone Payments to Seller set forth in Section 4.11; and
(d)Purchaser will make the royalty payments to Seller set forth in Section 4.12 (“Royalty Payments”).
1.6Sales and Transfer Taxes. All sales, use, value added, goods and services, gross receipts, transfer, recordation, stamp duties, excise, license or similar fees or Taxes (collectively, “Transfer Taxes”) that may become payable in connection with the sale of the Specified Assets to Purchaser, the assumption by Purchaser of the Assumed Liabilities or any of the other transactions contemplated by this Agreement, shall be borne [***]. Any tax return that is required to be filed in respect of Transfer Taxes shall be filed by the Party that is customarily responsible for filing such tax return and the other Party shall reasonably cooperate with such filing. Seller and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, with each other as may be required to lawfully obtain any available mitigation, reduction or exemption from any applicable Transfer Taxes.
1.7Allocation of Purchase Price. For U.S. federal income Tax and applicable state and local Tax purposes, Seller and Purchaser shall allocate the consideration referred to in Section 1.5 among the Specified Assets in accordance with Section 1060 of the Code. Seller and Purchaser shall file all Tax returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation.
1.8Ancillary Agreements. At or prior to the Closing, the Parties will enter into the following additional agreements:
(a)an Assumption Agreement substantially in the form of Exhibit B;
(b)a Bill of Sale substantially in the form of Exhibit C;

(c)a Patent Assignment Agreement and Trademark Assignment Agreement substantially in the forms of Exhibits D-1 and D-2;
(d)a letter of transfer for the transfer of the marketing Authorizations for the Specified Product;
(e)a Transition Services Agreement substantially in the form of and on the terms set forth on Exhibit E (the “Transition Services Agreement”); and
(f)the Acceptable Pre-Novation Agreement.
1.9Closing. The closing of the purchase of the Specified Assets by Purchaser (the “Closing”) will take place electronically at 9:00 a.m. (U.S. Eastern Standard Time) on the date that is three Business Days after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 5 and 6 (other than those conditions that by their nature are to be satisfied at the Closing) or at such other time and date as mutually agreed in writing by Seller and Purchaser. For purposes of this Agreement, “Closing Date” means the date as of which the Closing actually takes place.
1.10Later Transferred Contracts. For a period of [***] following the Closing Date, (i) in the event that (A) there are any contracts (other than any Specified Contracts or any contracts that are Excluded Assets) that are exclusively related to or otherwise material to the Specified Product to which Seller is a party which would have been transferred to Purchaser as part of this Agreement but for the fact that such contract was not discovered until after the Closing Date (a “Later Discovered Contract”) or (B) a Consent is or was required to be obtained from a Person in order to permit the sale or transfer to Purchaser of the rights of Seller to any Specified Contract or any Later Discovered Contract and such Consent shall not have been obtained at the Closing (each Later Discovered Contract or each Specified Contract for which consent was required but not obtained, a “Later Transferred Contract”), to the extent permitted under the terms and conditions of such Later Transferred Contract and applicable Legal Requirements, Seller agrees (x) to cooperate in assigning to Purchaser such Later Transferred Contract or the applicable rights or obligations under such Later Transferred Contract at the reasonable request of Purchaser, including using commercially reasonable efforts to obtain any necessary Consent, and (y) enter into a mutually agreeable arrangement to obtain for Purchaser the economic claims, rights and benefits under such Later Transferred Contract with respect to which any Consent has not been obtained in accordance with this Agreement until such time as the Consent is obtained, and (ii) in the event there are any contracts to which Seller is a party but are not Specified Contracts or relate to assets retained by Seller but were transferred or assigned to Purchaser, Purchaser agrees to cooperate in assigning to Seller such contracts or the applicable rights or obligations under such contracts at the reasonable request of Seller. Notwithstanding the foregoing, Seller’s obligations with respect to the BARDA Contract and the attainment of the Novation Agreement are governed by Section 4.5 and not this Section 1.10.
1.11Mixed-Use Contracts. Following the date hereof and continuing until the Closing, Seller shall use its commercially reasonable efforts to identify and partially assign or work with the applicable third parties to otherwise separate or replicate (in whole or in part) the Mixed-

Use Contracts such that Seller will be a party to a separate contract exclusively related to the Specified Assets (any such contract or portion thereof exclusively related to the Specified Assets, a “Transferred Mixed-Use Contract”), in each case on terms and conditions which, in the aggregate, are comparable to those of such Mixed-Use Contract prior to assignment, separation or replication (unless otherwise agreed to by Purchaser, which agreement shall not be unreasonably withheld, conditioned or delayed); provided, however, without limiting Seller’s obligation to make available to Purchaser that portion of the Mixed-Use Contract that relates to the Operation, whether pursuant to this Agreement or the Transition Services Agreement, (x) Seller shall be entitled to reject an assignment, separation or replication of a Mixed-Use Contract in the event that the costs to Seller are materially greater than Seller’s existing costs under the applicable Mixed-Use Contract and (y) in no event shall Seller or any of its Affiliates be required to expend money, incur any liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to effect any such separation, assignment or entry into a new contract. Purchaser shall assume the obligations under the Transferred Mixed-Use Contract in accordance with Section 1.3(a). Nothing in this Agreement shall require the assignment, separation or replication of any Mixed-Use Contract unless and until any necessary Consents are obtained; provided, that Seller shall use its commercially reasonable efforts to obtain any such necessary Consent (subject to the limitation in clause (y) set forth in the proviso above). No Mixed-Use Contract shall be a Specified Contract under this Agreement, provided, however, that any Transferred Mixed-Use Contract shall be deemed to be a Specified Contract under this Agreement. Seller shall keep Purchaser reasonably informed with respect to its efforts and ability to secure and assign any Transferred Mixed-Use Contract and shall promptly inform Purchaser if Seller is, or is reasonably expected to be unsuccessful in such efforts. In the event Seller, after using commercially reasonable efforts, is not able to enter into any arrangement to partially assign, separate or replicate any Mixed-Use Contracts, Purchaser shall use commercially reasonable efforts to enter into new contracts at Closing to replace any such Mixed-Use Contracts and to the extent Purchaser is unable to enter into any new contract to replace any Mixed-Use Contract, Seller and Purchaser shall reasonably cooperate to enter into a mutually acceptable alternative arrangements to provide that, for a period of up to twelve months following the Closing, Purchaser shall receive the interest in the rights and obligations of Seller under any Mixed-Used Contract to the extent exclusively related to the Specified Assets, including under services provided by Seller under the Transition Services Agreement. Any Mixed-Use Contract that is required for Seller to perform services under the Transitional Services Agreement shall not be assigned, in whole or in part, or terminated with respect to such services until the end of the provision of such services under the Transitional Services Agreement, as applicable.
2.Representations and Warranties of Seller.
Except as set forth in the Disclosure Schedule, Seller represents and warrants to Purchaser that:
2.1Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to conduct its business as it is now being conducted.

2.2Title to Assets and Sufficiency of Specified Assets.
(a)Title. As of the Closing Date, Seller has good and valid title to the Specified Assets (provided, however, that Seller makes no representation or warranty as to its title to (a) the Specified IP Rights, except as set forth in Section 2.3 or (b) the Specified Contracts or the BARDA Contract except, with respect to the Specified Contracts, as set forth in Section 2.4), free and clear of any Liens, except for: (i) Liens for current Taxes not yet due and payable; and (ii) Liens arising under the terms and conditions set forth in a Specified Contract or the BARDA Contract, other than as a result of a breach of or default under such Specified Contract or BARDA Contract; and (iii) statutory or common law Liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like Liens incurred in the ordinary course of business and which do not impair or otherwise restrict the transactions contemplated by this Agreement (the items referred to in the preceding clauses “(i)” through “(iii)” are collectively referred to herein as the “Permitted Liens”).
(b)Condition and Sufficiency of Specified Assets. Each tangible Specified Asset is free from material defects, has been maintained in accordance with normal industry practice, and is suitable for the purposes for which it presently is used. To the Knowledge of Seller, the Specified Assets, together with the services to be provided or made available by Seller or its Subsidiaries under any Ancillary Agreement (subject to the terms and conditions thereof) and the contracts set forth on Section 4.2 of the Disclosure Schedule, (i) will be sufficient for Purchaser to perform, as of the time immediately following the Closing, its obligations under the BARDA Contract, the Currently Effective Specified Contracts and the SymBio Contract in substantially the same manner as conducted by Seller as of the date hereof, in all material respects, and (ii) constitute substantially all of the rights, and material property or assets with respect to the Operation as of the date hereof.
2.3Intellectual Property.
(a)Definitions. For purposes of this Agreement, the following terms shall be defined as follows:
(i)“Copyrights” means all copyrights and copyrightable works (including databases and other compilations of information), including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works, and all registrations and rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright.
(ii)“IP Rights” means any and all of the following in any country or region: (A) Copyrights, Patent Rights, Trademark Rights, Trade Secrets, domain name registrations, and other intellectual property rights; and (B) the right (whether at law, in equity, by contract or otherwise) to enjoy or otherwise exploit any of the foregoing, including the rights to sue for and remedies against past, present and future infringements of any or all of the foregoing, and rights of priority and protection of interests therein under the laws of any jurisdiction worldwide.

(iii)“Patent Rights” means all invention disclosure documents, issued patents (including utility, utility model, plant and design patents, and certificates of invention), patent applications (including additions, provisional, national, regional and international applications, as well as continuation, continuation-in-part, divisionals, continued prosecution applications, reissues, and re-examination applications), registrations, restorations, applications for registrations and any term extension or other action by a Governmental Entity which provides rights beyond the original expiration date of any of the foregoing.
(iv)“Specified IP Rights” means all IP Rights in which Seller has (or purports to have) an ownership interest and which (A) claim, cover or are embodied in, or are otherwise necessary for the manufacture, sale, marketing, distribution or use of, the Specified Product or any other Product or Compound, or (B) are otherwise material to the manufacture, marketing or sale of the Specified Product or any other Product or Compound as being conducted as of the date of this Agreement.
(v)“Trade Secrets” means any trade secrets, or any confidential inventions (whether patentable or unpatentable, whether or not reduced to practice, whether or not in an invention disclosure and whether or not in writing), processes, formulae, developments, discoveries, technology, compounds, probes, sequences, technical information and data, software, methods, biological materials, bioassays, clones, molecules, protocols, reagents, experiments, lab results, tests, know-how, concepts, ideas, processes, research and development information and results, customer lists, supplier lists, pricing and cost information, business and marketing plans, strategies or other confidential information or materials which in the reasonable business judgment of the owner thereof have value or confer a competitive advantage to such owner due to being not generally known or not publicly disseminated.
(vi)“Trademark Rights” means all trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, service names, brand names, trade dress rights, logos, taglines and slogans, together with the goodwill associated with any of the foregoing; and including all intent to use any of the foregoing if not registered or subject to a pending application.
(b)Registered IP. Part 2.3(b) of the Disclosure Schedule sets forth a true, complete and accurate list of all of the Patent Rights, all registered Trademark Rights (or Trademark Rights for which applications for registration have been filed), and registered Copyrights owned by Seller and included in the Specified IP Rights or exclusively licensed to Seller pursuant to a Currently Effective Specified Contract, setting forth, as applicable, the jurisdictions in which patents have been issued and patent applications have been filed and trademarks have been registered and trademark applications have been filed, along with the current owner, the respective application, registration or filing number, and all expiration dates of such applications, registrations or filings.
(c)Inbound Licenses and Rights. The Currently Effective Specified Contracts include all agreements in effect as of the date of this Agreement under which any third party has licensed or sublicensed (exclusively or non-exclusively), granted or conveyed to Seller any right, title or interest in or to any IP Rights used as of the Closing Date in the Specified Product or in connection with the manufacture and supply of the Specified Product other than “shrink wrap” or “click through” license agreements accompanying widely available computer software that have not been modified or customized for Seller(the “In-Licensed Rights”).
(d)IP Ownership. Seller has (i) good title to the Specified IP Rights and (ii) the right to transfer to Purchaser, without the consent of any third party, all of the Specified IP Rights, free and clear of any Liens (other than Permitted Liens). Except as set forth on Part 2.3(d) of the Disclosure Schedule, Seller is the sole and exclusive owner of the Specified IP Rights, free and clear of any Liens (other than Permitted Liens).
(e)Challenge to the Validity of Specified IP Rights. Seller has not received written notice from any Person, including without limitation the U.S. Patent and Trademark Office or any foreign equivalent governmental administrative agency for patent matters (“Governmental Patent Authority”) challenging in writing the right, title or interest of Seller in, to or under any Specified IP Rights, or the validity or enforceability of any Patent Rights included in the Specified IP Rights. To the Knowledge of Seller, there is no opposition, cancellation, proceeding, objection or claim involving a third party, other than a Governmental Patent Authority, pending with regard to any Specified IP Rights. The Specified IP Rights are not subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Entity adversely affecting the use thereof by Seller or its rights thereto.
(f)University Development or Funding. Except as set forth on Part 2.3(f) of the Disclosure Schedule, no funding, facilities or resources of any Governmental Entity or any university, college, other educational institution or research center were used in the creation or development of the Specified IP Rights and no Governmental Entity or any university, college, other educational institution or research center has any claim or right in or to any Specified IP Rights or any clinical or nonclinical data related to the Specified Product or the Specified IP Rights. No current or former employee, consultant or independent contractor, who was involved in, or who contributed to, the creation or development of any Specified IP Rights, has performed services for the government, a university, college, or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services used in the creation or development of the Specified IP Rights.
(g)Filings. There are no actions that are required to be taken within ninety (90) days of the date hereof with respect to any of the Patent Rights listed in Part 2.3(b) of the Disclosure Schedule, including the payment of any registration, maintenance or renewal fees or the filing of any response to the United States Patent and Trademark Office actions or foreign equivalents.
(h)Protection of IP Rights. Seller has taken reasonable measures to protect and maintain the material Specified IP Rights, including Trade Secrets included in the Specified IP Rights. All current and former officers and employees of, and consultants and independent contractors to, Seller who have contributed to the creation or development of any Specified IP Rights have executed and delivered to Seller an agreement regarding the protection of proprietary information and the assignment or license to Seller of any Specified IP Rights arising from services performed for Seller by such persons.

(i)No Infringement of Third Party IP. To the Knowledge of Seller, the Specified Product that has received Regulatory Approval in the U.S. does not infringe, misappropriate, or violate any valid and enforceable IP Rights of any other Person. Neither Seller nor any of its Affiliates is a party to any pending Legal Proceeding against Seller or its Affiliates and, since January 1, 2019, Seller has not received any written charge, complaint, claim, demand, notice or other written communication from any Person, in each case, (A) alleging that Seller or its Affiliates are infringing, misappropriating, or violating any IP Rights of such Person in connection with the Specified Product; (B) disputing the right, title or interest or Seller and its Affiliates in or to any of the Specified IP Rights; or (C) challenging the validity, enforceability, or registrability of any of the Specified IP Rights.
(j)No Third Party Infringement of Specified IP Rights. To the Knowledge of Seller, as of the date of this Agreement, no Specified IP Rights are being infringed or misappropriated by any third party.
(k)Royalty Obligations. Except as set forth on Part 2.3(k) of the Disclosure Schedule, Seller is not obligated to pay to any Person any royalties, fees, commissions or other amounts for the use by Seller of any Specified IP Rights.
(l)Effects of this Transaction. Neither the execution, delivery or performance of this Agreement or the Ancillary Agreements nor the consummation of any of the transactions contemplated by this Agreement or any Ancillary Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien (other than a Permitted Lien) on, any Specified IP Rights; (ii) a material breach of, default under or termination of any Specified Contract under which Seller receives a license under In-Licensed Rights; (iii) the release, disclosure or delivery of any Specified IP Rights by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Specified IP Rights; (v) by the terms of any Specified Contract, a reduction of payments Seller would otherwise be entitled to with respect to any Specified IP Rights; or (vi) by the terms of any Specified Contract under which Seller receives a license under In-Licensed Rights, an increase in, or the existence of, any royalty or other payments Seller would be required to make under such contract.
2.4Specified Contracts.
(a)Seller has made available to Purchaser true, correct and complete copies of each of the Specified Contracts set forth on Schedule 1.1(b). The Specified Contracts set forth on Schedule 1.1(b) (the “Currently Effective Specified Contracts”) comprise all of the currently effective contracts the Seller or its Affiliates have entered into primarily related to the Specified Product. Except as set forth on Part 2.4(a) of the Disclosure Schedule, Seller is not a party to any Mixed-Use Contract.
(b)Each Currently Effective Specified Contract is valid and in full force and effect as of the date of this Agreement and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of each party thereto, subject to (i) laws of general application related to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (the “Bankruptcy, Equity and Indemnity Exception”).
(c)Seller has performed all material obligations required to be performed by it under the Specified Contracts. Neither Seller nor any of its Affiliates is in material breach of any Specified Contract, and, to the Knowledge of Seller, no other party to any such Specified Contract is in material breach of such Specified Contract, and no event has occurred that, with the giving of notice or lapse of time or both, would constitute a material breach or default thereunder, nor, to the Knowledge of Seller, does there exist any condition which, upon the passage of time or the giving of notice or both, would reasonably be expected to cause a material breach or material default thereunder or permit termination of or acceleration or any material obligations of Seller pursuant to any Specified Contract. As of the date hereof, Seller has not given any written notice to any party to any Specified Contract that it intends to terminate such Currently Effective Specified Contract and Seller has not received any written notice from any party to any Currently Effective Specified Contract stating that such party intends to terminate any Currently Effective Specified Contract.
(d)Except as set forth on Part 2.4(d) of the Disclosure Schedule, neither Seller nor any of its Affiliates is a party to any agreement with a third party that (i) limits or restricts the use of the Specified IP Rights in connection with Exploiting the Specified Product in any country, jurisdiction or territory; (ii) imposes any non-competition, non-solicitation, exclusivity, right of first offer, right of first negotiation, most favored nation, or other such material restriction, in each case, on the Exploitation of the Specified Product; or (iii) imposes any duty to prosecute, maintain or enforce any Specified IP Rights.
(e)To the extent applicable, Seller has received Satisfactory or better on all Contractor Performance Assessment Reports (CPAR) issued by a Governmental Entity for each Specified Contract.
(f)Other than the Specified Contracts and the Mixed-Use Contracts, as of the date hereof, there are no currently effective contracts to which Seller is a party that are required for the production of the Specified Product or, to the Knowledge of Seller, performance of the BARDA Contract in the form that, to the Knowledge of Seller, Seller would reasonably be expected to enter into as of the date hereof based on the RFP, verbal and written communications with BARDA, including proposals, as of the date hereof.
(g)Except as set forth on Part 2.4(g) of the Disclosure Schedule, none of the Currently Effective Specified Contracts have been entered into with, or otherwise involve any Governmental Entity or any university, college, other educational institution or research center or facilities, and there are no other Government Contracts relating to the Specified Product or the Operation
2.5Customers and Suppliers. Amounts owing from any customer or third party, or to material suppliers of the Operation have been paid in all material respects. None of such customers, third parties or such material suppliers have within the last 12 months (a) threatened in writing, or to the Knowledge of Seller, orally, to cancel, or otherwise terminate, the relationship of such person with Seller with respect to the Operation; or (b) decreased materially or threatened in writing, or to the Knowledge of Seller, orally, to materially decrease its relationship with Seller with respect to the Operation.
2.6Compliance with Legal Requirements.
(a)Since January 1, 2019, Seller has been in compliance in all material respects with all Legal Requirements related to the Specified Assets. Since January 1, 2019, Seller has not received any written communication from any Governmental Entity or any written notice, claim, request for information or complaint from any other Person alleging any failure to comply with or any liability under any Legal Requirement related to the Specified Assets, and to the Knowledge of Seller none is pending or threatened, or has been received by Seller prior to January 1, 2019, except for any such notice related to an immaterial failure to comply that has since been cured.
(b)Seller holds all Authorizations issued by or on behalf of any Governmental Entity that are required pursuant to any Environmental Laws in connection with the ownership by Seller of the Specified Assets (“Environmental Permits”), except where the failure to hold such Environmental Permits would not have a material adverse effect on the value of the Specified Assets taken as a whole. Any such Environmental Permits held by Seller are currently in full force and effect. Seller is in compliance in all material respects with all terms and conditions of such Environmental Permits, and with all other applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in Environmental Laws.
(c)Seller has not, either expressly or by operation of law, assumed or undertaken, or agreed to indemnify, any liability or corrective, investigatory or remedial obligation of any other Person related to any Environmental Laws that would reasonably be expected to result in a material liability to Purchaser as a result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement.
(d)Seller has made available to Purchaser copies of any environmental reports, audits, permits, licenses, registrations and other environmental, health or safety documents related to the Specified Assets or Specified Product that are in Seller’s possession or control.
2.7Absence of Certain Developments. Since December 31, 2021, and through the date hereof, (i) there has not been any event, occurrence or development which has had or would reasonably be expected to have a Specified Product Material Adverse Effect, and (ii) except with respect to the transactions contemplated by this Agreement and the Ancillary Agreements and discussions with BARDA regarding the BARDA Contract, Seller has caused the Operation to be conducted in the ordinary course of business consistent with past practices.
2.8Regulatory Matters.
(a)The Specified Product has Regulatory Approval in the US and is being or has been researched, developed, manufactured, tested, packaged, supplied, commercialized, stored, distributed, and sold in compliance in all material respects with all applicable requirements under the Federal Food, Drug and Cosmetic Act (“FDCA”) and the regulations of the Food and Drug Administration (“FDA”) promulgated thereunder and all other applicable Legal Requirements. The

Specified Authorizations are current and in full force and effect. Seller has made available to Purchaser true and complete copies of all material governmental correspondence (including copies of official notices, citations or decisions) in the files of Seller related to the Specified Authorizations. Seller has not (i) voluntarily recalled, suspended or discontinued the Specified Product at the request of the FDA or any other Regulatory Authority or (ii) received written notice from the FDA or any other Regulatory Authority that it has commenced, or intends to initiate, any action to withdraw any Specified Authorization regarding the Specified Product, to place additional sales or marketing restrictions on or request the recall of the Specified Product, or to enjoin or place additional restrictions on the production of the Specified Product. All maintenance and other fees related to any Regulatory Approval occurring prior to the Closing Date have been paid.
(b)Seller has not received any written communication from FDA or any other Governmental Entity, including without limitation any warning letter or untitled letter that alleges or suggests that the operation or use of the Specified Assets is not in compliance with any applicable requirements under the FDCA or the FDA regulations promulgated thereunder or under any other applicable Legal Requirements.
(c)Seller has made available to Purchaser as of the date of this Agreement complete and correct copies of each Regulatory Approval submitted to the applicable Regulatory Authorities, including all material supplements and amendments thereto.
(d)Except as set forth on Part 2.8(d) of the Disclosure Schedule, the Regulatory Approvals constitute all the material approvals, licenses, registrations (except manufacturing establishment registrations) or authorizations of any Regulatory Authority necessary to commercially distribute, sell or market the Specified Product in the United States, as applicable, including Labeling approvals.
(e)Seller has submitted to the applicable Regulatory Authorities in the United States in required notices and reports (including but not limited to adverse experience reports and annual reports), in material compliance with the FDCA and other applicable Legal Requirements.
(f)Seller has made available to Purchaser as of the date of this Agreement complete and correct copies of all material scientific and clinical data of Seller relied upon to support Regulatory Approval and all material written correspondence with all Regulatory Authorities with respect to the Specified Product.
(g)The clinical trials (including any post-marketing studies) and other studies and tests conducted by or on behalf of Seller related to the Specified Product (which, for the avoidance of doubt, shall not include investigator-sponsored clinical trials) were conducted in all material respects in accordance with all applicable clinical trial protocols, informed consents and applicable requirements of the FDA, including, as applicable, the FDA’s good clinical practices and good laboratory practices regulations.
(h)The Operation (i) does not function as a covered entity or a business associate, as those terms are defined in the health information privacy and security regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health

Information Technology for Economic and Clinical Health Act, and codified at 45 C.F.R. Parts 160 and 164; and (ii) is in compliance with all applicable privacy laws in all material respects.
(i)Seller is in compliance in all material respects with all healthcare Legal Requirements to the extent applicable to the operation, use and sale of the Specified Product, each as currently conducted, including any and all applicable fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.) and the regulations promulgated pursuant to such statutes.
(j)To the Knowledge of Seller, there are no investigations, suits, claims, actions or proceedings against Seller related to the Specified Product, including those related to or arising under applicable Legal Requirements related to government health care programs, private health care plans, or the privacy and confidentiality of patient health information.
(k)Neither Seller nor, to the Knowledge of Seller, any officer, employee or agent of Seller has made an untrue statement of material fact or fraudulent statement to any Regulatory Authority, failed to disclose a material fact required to be disclosed to any Regulatory Authority, or committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the Regulatory Authority to invoke the FDA policy respecting “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy, in each case as related to the Specified Product or the Operation.
(l)Neither Seller nor, to the Knowledge of Seller, any of its manufacturers of the Specified Product have received any Form 483 observations or written warning letters in the last three years from a Regulatory Authority in the United States relating to the Specified Product or the Operation or that have the reasonable potential to materially adversely impact the manufacturing or marketing of the Specified Product in the United States.
(m)The NDA(s) or written correspondence with the FDA made available to Purchaser reflect, to the Knowledge of Seller, any material safety concerns with respect to the Specified Product. Seller has made available to Purchaser all material written formal communications relating to the Specified Product or the Operation submitted by or on behalf of Seller to the FDA.
(n)Part 2.8(n) of the Disclosure Schedule sets forth a list of (i) all recalls, field alert reports, investigator notices, or safety alerts issued by Seller in relation to the Specified Product (“Safety Notices”) and (ii) the dates such Safety Notices, if any, were resolved or closed.
(o)Neither Seller, nor any director, officer, or employee of Seller, in each case performing services with respect to the Specified Product, has ever been:
(i)debarred or proposed to be debarred under Section 306(a) or 306(b) of the FDCA, or under 42 U.S.C. Section 1320-7;

(ii)sanctioned by, suspended, debarred, excluded or otherwise ineligible to participate in any federal or state health care program, including Medicare and Medicaid or in any federal procurement or non-procurement programs; or
(iii)charged with or convicted of any felony or misdemeanor under 42 U.S.C. Section 1320a-7(a) or 42 U.S.C. Section 1320a-7(b)(1)-(3), or otherwise proposed for exclusion.
(p)Since January 1, 2019, neither Seller nor any of its Principals (as defined at FAR 52.203-13(a)) has been debarred, suspended, or proposed for suspension or debarment from government contracting or have been subject to criminal or civil charges involving a contract with a Governmental Entity; or been subject to criminal or civil charges involving issues of deception, fraud, or falsification or destruction of records.
(q)Except as set forth on Part 2.8(q) of the Disclosure Schedule, to the Knowledge of Seller, none of the Specified IP Rights have been developed under any contract with the U.S. Government such that some or all of the Specified IP Rights are subject to the restrictions in the Bayh-Dole Act or other applicable federal regulations that apply to government funded intellectual property. All Specified IP Rights previously delivered to the U.S. Government related to the Specified Product have been marked with the appropriate restrictive markings provided for by the FAR, agency FAR supplement, and contract terms, as applicable. In connection with the Specified Product, the Seller has complied in all material respects with all applicable Legal Requirements and with all applicable contractual requirements relating to the placement of legends or assertion of restrictive markings on any Specified IP Rights delivered or provided to the U.S. Government.
(r)With respect to the materials submitted to BARDA in support of the BARDA Contract, Seller has materially complied with the terms and conditions of the relevant request for proposals and the representations and certifications submitted therewith were accurate and complete in all material respects as of the date given.
(s)Neither Seller nor any Subsidiary of Seller has received any financial assistance in the form of grants or cooperative agreements from any Governmental Entity or quasi-governmental agency or funding source in connection with the Exploitation of any aspect of the Operation or Specified Product or any facilities or equipment used in connection therewith.
(t)Seller has made available to Purchaser a complete and correct copy of each Government Contract relating to the Operation, and all material modifications and amendments thereto.
2.9Legal Proceedings. As of the date of this Agreement, there is no lawsuit or other Legal Proceeding pending or, to the Knowledge of Seller, being threatened against Seller, or in the case of any such proceedings first arising after the date of this Agreement that would reasonably be expected to have a material adverse effect on the Operation, and in each case that (a) involves the Specified Assets; or (b) challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the sale of the Specified Assets or any of the transactions contemplated by this Agreement or the Ancillary Agreements.
2.10Non-Contravention; Consents.
(a)Neither the execution, delivery or performance of this Agreement, or any of the Ancillary Agreements, nor the consummation of any of the transactions contemplated by this Agreement, or any of the Ancillary Agreements, will: (i) conflict with or result in any violation of any provision of the certificate of incorporation, bylaws or other charter or organizational documents of Seller; (ii) result in a material breach or default by Seller under any contract to which Seller is a party; (iii) result in a material violation or breach of any Legal Requirement applicable to the Specified Assets, any Specified Contract, or Seller; or (iv) result in the imposition of any Lien upon any of the Specified Assets (except for the Permitted Liens).
(b)Other than as set forth on Part 2.10(b) of the Disclosure Schedule or as required under the HSR Act, for the BARDA Consent or Novation Agreement, Seller is not required to make any notice to, filing with, or obtain any Authorization of, exemption by, or Consent of any Governmental Entity or any other Person for Seller to transfer the Specified Assets to Purchaser and otherwise consummate the transactions contemplated hereunder and under the Ancillary Agreements, except for such notices, filings, Authorizations, exemptions or Consents that if not delivered, filed or obtained would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Seller’s ability to consummate the transactions contemplated hereunder and the Ancillary Agreements.
2.11Authority; Binding Nature of Agreement. Seller has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party; and the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is a party have been duly authorized by all necessary action on the part of Seller and its board of directors. This Agreement constitutes, and, upon execution thereof, each of the Ancillary Agreements to which Seller is a party will constitute, the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the Bankruptcy, Equity and Indemnity Exception.
2.12Inventory. The Specified Inventory is saleable or usable in the ordinary course of business, subject to its shelf life, and with respect to such inventory that is finished product inventory, such inventory: (a) has a minimum remaining shelf life of as set forth on Part 2.12 of the Disclosure Schedule and was manufactured in conformity with the specifications for such inventory, good manufacturing practices and Legal Requirements; (b) is not adulterated or misbranded; (c) is not held on consignment; and (d) has been tested in accordance with established protocol sufficient to release the applicable Specified Product for sale in the United States in accordance with applicable Legal Requirements. Part 2.12 of the Disclosure Schedule sets forth all Specified Inventory as of the date of this Agreement. To the extent the Specified Inventory as of the date of this Agreement set forth on Part 2.12 of the Disclosure Schedule is not sufficient to deliver the number of Treatment Courses required to be delivered to BARDA during the base period of the BARDA Contract (such shortfall, the “Treatment Course Shortfall”), Seller shall be able to produce or cause the production of a number of Treatment Courses equal to the Treatment Course Shortfall by [***].
2.13Taxes.
(a)Seller has paid all material Taxes required to be paid by it, the non-payment of which would result in a Lien on any Specified Asset or would result in Purchaser becoming liable or responsible therefor. There are no Liens with respect to Taxes upon any of the Specified Assets other than Permitted Liens.
(b)Seller has filed all material tax returns that are required to be filed by it (taking into account any extensions of time to file) with respect to the Specified Assets. Insofar as such tax returns related to the Specified Assets, such tax returns were true, correct and complete in all material respects and were prepared in material compliance with all applicable Legal Requirements. No proposed adjustment, audit or administrative or judicial proceeding is pending or threatened in writing or involves any Tax or tax return related to any of the Specified Assets in cases where an adverse outcome with respect to such adjustment or proceeding could result in a Lien on a Specified Asset or result in Purchaser or any of its Affiliates having any liability therefor.
(c)This Section 2.13 constitutes the exclusive representations and warranties of Seller with respect to Taxes and any claim for breach of representation or warranty with respect to Taxes shall be based solely on the representations and warranties made in this Section 2.13 and shall not be based on the representations or warranties set forth in any other provision of this Agreement. No representation or warranty contained in Section 2.13 shall be deemed to apply directly or indirectly with respect to any taxable period (or portion thereof) ending after the Closing Date.
2.14Brokers. Except for the payment owed to Centerview Partners LLC, which shall be paid by or on behalf of Seller, no broker, finder or other third party has any right to a commission or other fee as the result of action by or on behalf of Seller in connection with this Agreement or any of the transactions contemplated hereunder.
2.15Product Liability. No product liability claims have been received in writing by Seller and, to the Knowledge of Seller, no such claims have been threatened against Seller, in each case, relating to the Specified Product. There is no judgment, order or decree against Seller relating to product liability claims with respect to the Specified Product.

3.Representations and Warranties of Purchaser.
Purchaser hereby represents and warrants to Seller as follows:
3.1Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has requisite corporate power and authority to conduct its business as it is now being conducted.
3.2Authority; Binding Nature of Agreement. Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, the Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder; and the execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements to which it is a party have been duly authorized by all necessary action on the part of Purchaser and its board of directors. This Agreement constitutes, and, upon execution thereof, each of the Ancillary Agreements to which Purchaser is a party will constitute, the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy, Equity and Indemnity Exception.
3.3Non-Contravention; Consents.
(a)Neither the execution, delivery or performance of this Agreement, or any of the Ancillary Agreements, nor the consummation of any of the transactions contemplated by this Agreement, or any of the Ancillary Agreements, will (a) conflict with or result in any violation of any provision of the certificate of incorporation, bylaws or other charter or organizational documents of Purchaser; (b) result in a material breach or default by Purchaser under any contract to which Purchaser is a party; (c) result in a material violation of any Legal Requirement applicable to Purchaser or its assets; or (d) result in the creation of a Lien on any material asset of Purchaser (except for Permitted Liens).
(b)Except as required under the HSR Act, Purchaser is not required to make any notice to, filing with, or obtain any Authorization of, exemption by, or Consent of any Governmental Entity or other Person for Purchaser to acquire the Specified Assets from Seller and to otherwise consummate the transactions contemplated hereunder and under the Ancillary Agreements, except for such notices, filings, Authorizations, exemptions or Consents that if not delivered, filed or obtained would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereunder and the Ancillary Agreements.
3.4Cash Consideration. Purchaser currently has available, and at the Closing Date will continue to have available, sufficient cash to enable it to pay the Purchase Price and perform its obligations under this Agreement and all Ancillary Agreements to which it is a party.
3.5Solvency. Immediately after giving effect to the transactions contemplated hereunder, Purchaser shall be able to pay its debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated hereunder, Purchaser shall have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Purchaser.
3.6Legal Proceedings. As of the date of this Agreement, there is no lawsuit or other Legal Proceeding pending or, to Purchaser’s knowledge, being threatened against Purchaser that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the purchase of the Specified Assets or any of the transactions contemplated by this Agreement or the Ancillary Agreements.
3.7Brokers. No broker, finder or other third party has any right to a commission or other fee as the result of action by or on behalf of Purchaser in connection with this Agreement or any of the transactions contemplated hereunder.
3.8Foreign Person. Purchaser is not a “foreign person” or a “foreign entity,” as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”). Purchaser is not controlled by a “foreign person,” as defined in the DPA.
4.Covenants.
4.1Access. Subject to the provisions of the Confidentiality Agreement and to applicable Legal Requirements (including any restrictions on information sharing or pre-merger coordination under the HSR Act), during the period from the date of this Agreement through the earlier of the Closing Date and the termination of this Agreement in accordance with Section 7 (the “Pre-Closing Period”), Seller will, after receiving reasonable advance notice from Purchaser, subject to reasonably appropriate accommodations or limitations (including any limitations as may then be in effect in accordance with applicable COVID-19 Measures) in light of the COVID-19 pandemic, give Purchaser reasonable access (during normal business hours) to books and records to the extent related to the Specified Assets (excluding any information regarding employees, consultants or independent contractors of Seller or any of its Subsidiaries), and will provide Purchaser with such information regarding the Specified Assets and any other matters germane to the subject matter of this Agreement and the Ancillary Agreements as Purchaser may reasonably request for the sole purposes of enabling Purchaser to prepare for the receipt of the Specified Assets; provided, however, that Purchaser will not (without Seller’s approval, which shall not be unreasonably withheld, conditioned or delayed) contact or otherwise communicate with any of the employees, consultants or independent contractors of Seller or its Subsidiaries; and provided further that any such access shall be conducted at Purchaser’s expense, under the supervision of appropriate personnel of Seller and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated hereby in accordance with the terms hereof and not to interfere with the normal operation of the business of Seller and its Subsidiaries. The access and information provided in accordance with this Section 4.1 shall not in any way diminish or otherwise affect any of the representations or warranties of Seller hereunder or Purchaser’s right to indemnification pursuant to Section 8 in respect of any breach thereof. Nothing herein shall require Seller to disclose any information to Purchaser if such disclosure would, in Seller’s sole discretion (a) jeopardize any attorney-client or other legal privilege or (b) contravene any applicable law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which Seller or its Subsidiaries are a party).
4.2Conduct of Business. Except: (i) as expressly contemplated or permitted by this Agreement or Part 4.2 of the Disclosure Schedule; (ii) as expressly contemplated by any of the Ancillary Agreements; (iii) as may be necessary to carry out any of the transactions contemplated by this Agreement or the Ancillary Agreements; (iv) as may be necessary to comply with any applicable Legal Requirement, the requirements of any Specified Contract or to comply with or implement COVID-19 Measures reasonably required to be implemented or (v) as approved by Purchaser, during the Pre-Closing Period (such approval not to be unreasonably withheld, conditioned or delayed):
(a)    Seller will (i) use commercially reasonable efforts to conduct the operations and use of the Specified Assets in the ordinary course in a manner consistent with past practice; (ii) use commercially reasonable efforts to preserve the Specified Assets, and maintain good relations with BARDA and the parties to the Specified Contracts; and (iii) keep Purchaser reasonably informed as to the status of negotiations, terms and execution of the contracts entered into by Seller during the Pre-Closing Period set forth on Section 4.2 of the Disclosure Schedule; and
(b)    Seller will not:
(i)license or dispose of any Specified Assets, other than in the ordinary course of business consistent with past practice;
(ii)allow any of the Specified IP Rights to become abandoned or lapse;
(iii)enter into any new contract (A) that includes any license or transfer of any Specified IP Right to any third party, (B) that primarily relates to the Specified Product, or (C) that would otherwise constitute a Specified Contract;
(iv)(A) agree to terminate, (B) materially amend or modify, (C) waive any material rights under, (D) grant a sublicense under, or (E) assign any material rights under any Specified Contract;
(v)other than in the ordinary course of business (e.g., in connection with normal safety updates or annual reports), make, or materially amend, any filings with the FDA with respect to the Specified Product;
(vi)discharge, settle, compromise, satisfy or consent to the entry of any judgment with a Governmental Entity with respect to any claim that (A) results in any adverse restriction on the conduct of the Operation, (B) results in a non-de minimis liability or obligation that constitutes an Assumed Liability or (C) waives, releases or assigns any material claims or rights of Seller or its Affiliates that constitute Specified Assets; or
(vii) agree or commit to do any of the foregoing.

(c)If Seller requests Purchaser’s approval of a proposed action that would result in a breach by Seller of this Section 4.2, Purchaser will respond promptly to Seller’s request and will not unreasonably withhold or delay its approval of the proposed action. For the avoidance of doubt, Section 4.5 shall control with respect to any matter relating to the BARDA Contract, nothing in this Section 4.2 shall restrict or limit Seller’s right to negotiate or enter into the BARDA Contract, and the negotiation of or entry into the BARDA Contract will not be deemed to be a breach of any provision of Section 4.2 despite the applicability of any restriction set forth in Section 4.2 thereto.
Prior to the Closing Date, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Specified Assets, and nothing herein shall require Seller to obtain consent from Purchaser to do or not do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Legal Requirements, including the HSR Act.
4.3Restrictive Covenants.
(a)For a period of [***] following the Closing Date (the “Restricted Period”), neither Seller nor its controlled Affiliates shall, directly or indirectly, own, invest in, design, develop, manufacture, market, sell or license any [***], or manage, consult, direct any business activity involving any [***]; provided, however, this Section 4.3(a) foregoing will not: (i) prohibit Seller or any of its controlled Affiliates from directly or indirectly acquiring or owning equity interests of a public company constituting less than 3% of the outstanding voting power thereof; (ii) prohibit Seller or its controlled Affiliates from performing its obligations in accordance with any agreement entered into in connection with the transactions contemplated by this Agreement, including the Transition Services Agreement, or (iii) apply to any unaffiliated third party that acquires Seller, any controlled Affiliate of Seller or any of its or their respective assets or businesses.
(b)During the Restricted Period, neither Purchaser nor its controlled Affiliates shall, directly or indirectly, own, invest in, design, develop, manufacture, market, sell or license any [***], or manage, consult, direct any business activity involving any [***]; provided, however, this Section 4.3(b) foregoing will not: (i) prohibit Purchaser or any of its controlled Affiliates from directly or indirectly acquiring or owning equity interests of a public company constituting less than 3% of the outstanding voting power thereof; (ii) prohibit Purchaser or any of its controlled Affiliates from directly or indirectly performing any such activities for or in respect of the Specified Product, or any other product currently owned, licensed or marketed by Purchaser as of the date of this Agreement; or (iii) prohibit Purchaser or its controlled Affiliates from performing its obligations in accordance with any agreement entered into in connection with the transactions contemplated by this Agreement, including the Transition Services Agreement.
(c)Each of Purchaser and Seller (for itself and on behalf of its controlled Affiliates) agrees that the duration and geographic scope of the covenants set forth in this Section 4.3 are reasonable. In the event that any court determines that the duration or the geographic scope, or both, are unreasonable and that such provision is unenforceable to any extent, the Parties agree that the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. The Parties agree that the restrictions set forth in Section 4.3 are reasonable in all respects and are necessary to protect the respective interests of each of the Parties in connection with the transactions contemplated by this Agreement.
4.4Filings, Consents and Regulatory Approvals.
(a)Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use commercially reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under the HSR Act or any other applicable Antitrust Law to consummate and make effective the transactions contemplated by this Agreement as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, Consents, clearances, decisions, declarations and, expirations or terminations of waiting periods from Governmental Entities and the making of all necessary registrations and filings and the taking of all commercially reasonable steps as may be necessary to obtain any such Consent, decision, declaration or clearance, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Entity in connection with the HSR Act or any other applicable Antitrust Law, (ii) the obtaining of all necessary Authorizations from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement. Seller shall (i) cause all Liens on the Specified Assets arising under the Loan and Security Agreement, dated January 31, 2022, by and between Seller and Silicon Valley Bank (the “SVB Loan Agreement”) to be released prior to, at or concurrently with the Closing or (ii) terminate the SVB Loan Agreement at or prior to the Closing.
(b)The Parties agree to promptly take, and cause their Affiliates to take, all commercially reasonable actions and steps requested or required by any Governmental Entity as a condition to granting any Authorization and clearance, and to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, as the U.S. Federal Trade Commission (the “FTC”) or the U.S. Department of Justice (the “DOJ”), or other Governmental Entities of any other jurisdiction for which Authorizations, clearances and expirations or terminations of waiting periods are sought with respect to the transactions contemplated by this Agreement, so as to obtain such Authorizations, clearances or termination of the waiting period under the HSR Act or other applicable Antitrust Laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ or other Governmental Entities under Antitrust Laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or materially delaying the Closing.
(c)Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than ten Business Days after the date hereof, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the transactions contemplated by this Agreement and (ii) cooperate with each other in making any such filings or information submissions pursuant to and in connection with the foregoing that may be necessary, proper, or advisable in order to consummate and make effective the transactions contemplated herein.

(d)Without limiting the generality of anything contained in this Section 4.4, during the Pre-Closing Period, each Party shall use commercially reasonable efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Party to have a commercially reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other Party prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Entity or brought by a third party before any Governmental Entity, in each case, with respect to the transactions contemplated by this Agreement, (iii) keep the other Party informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Party of any communication to or from the FTC, DOJ or any other Governmental Entity in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) upon request, promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Entity in connection with any such request, inquiry, investigation, action or Legal Proceeding, (vi) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, and to the extent reasonably practicable, consult in advance and cooperate with the other Party and consider in good faith the views of the other Party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding and (vii) except as may be prohibited by any Governmental Entity or by any law, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the transactions contemplated by this Agreement, each Party shall provide commercially reasonable advance notice of and permit authorized representatives of the other Party to be present at each meeting or conference related to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or Legal Proceeding; provided that materials required to be provided pursuant to this Section 4.4(d) may be restricted to outside counsel only and redacted (A) to remove references concerning the valuation of the Specified Assets, (B) to remove references concerning competitively sensitive information; (C) as necessary to comply with contractual arrangements, and (D) as necessary to address attorney-client or other privilege concerns. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Entity, including by complying at the earliest commercially reasonable and practicable date with any reasonable request for additional information, documents or other materials received by any Party or any of their respective Affiliates from any Governmental Entity in connection with such applications or filings for the transactions contemplated by this Agreement. Purchaser shall pay all filings fees under the HSR Act, but each Party shall bear its own costs for the preparation of any such filings. Neither Party shall commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act, or pull and refile under the HSR Act, without the prior written consent of the other Party (not to be unreasonably withheld).

(e)Purchaser shall not, before the expiration or termination of the waiting period under the HSR Act, acquire or enter into any agreement to acquire, or announce any acquisition of any company, business or assets, that competes with or may compete with the Specified Assets, without the prior written approval of Seller (not to be unreasonably withheld). Purchaser further agrees that it shall not, and shall not permit any of its controlled Affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any Person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any Person or by any other manner, if the entering into an agreement related to or the consummation of such acquisition, merger, consolidation or purchase would reasonably be expected to (i) impose any material delay in or impede obtaining the expiration or termination of the waiting period under the HSR Act (or obtain clearance or approval under another applicable Antitrust Laws) applicable to the transactions contemplated by this Agreement, (ii) materially increase the risk of any Governmental Entity entering, or increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, (iii) impose any material delay in or impede obtaining all authorizations, consents, orders and approvals of Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement or (iv) impose any material delay in or impede obtaining any cooperation or consent required from BARDA necessary to satisfy the closing conditions set forth in Sections 5 or 6.
(f)Notwithstanding anything to the contrary contained in this Agreement, the Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar law of any jurisdiction that may otherwise be applicable with respect to the sale, conveyance, transfer, assignment and delivery of any and all right, title and interest in and to the Specified Assets to Purchaser.
4.5BARDA Contract.
(a)During the Pre-Closing Period, Seller shall use commercially reasonable efforts to enter into a contract related to the Specified Product with BARDA (together with all related modifications, attachments, exhibits, and orders issued against such contract, as may be amended or modified prior to the Closing (the “BARDA Contract”). Seller shall control all communications, discussions and negotiations with BARDA regarding the BARDA Contract and keep Purchaser reasonably informed as to the status of such communications, discussions and negotiations. Purchaser shall not have any communications or correspondence (whether written or oral) with BARDA, regarding the BARDA Contract without Seller’s prior written consent. Seller shall have the right to enter into the BARDA Contract prior to the Closing in its sole discretion, and Purchaser shall cooperate with Seller, prior to and after the Closing, to request and obtain the necessary written consent from BARDA to the transfer and assignment of the BARDA Contract from Seller to Purchaser, including after the Closing entering into a Novation Agreement with Seller and BARDA in a form acceptable to BARDA and reasonably acceptable to Seller and Purchaser. Neither Seller nor Purchaser shall withhold acceptance of the Novation Agreement unreasonably.

(b)Following the execution and delivery of the BARDA Contract by Seller and BARDA, the Parties shall use commercially reasonable efforts to promptly obtain the BARDA Consent.
(c)Following the execution and delivery of the BARDA Contract by Seller and BARDA, the Parties shall use commercially reasonable efforts to (i) assemble all necessary materials as required by FAR Subpart 42.12 and prepare a draft novation package, including the Novation Agreement, (ii) finalize the draft novation package, including a Novation Agreement, and submit a package seeking novation of the BARDA Contract from Seller to Purchaser promptly after the Closing, and (iii) obtain approval of the Novation Agreement from BARDA. The Parties shall take any and all actions reasonably necessary to execute an approved Novation Agreement as soon as possible following the Closing.
(d)In addition to the foregoing, promptly following the execution and delivery of the BARDA Contract by Seller and BARDA, the Parties shall enter into the Acceptable Pre-Novation Agreement.
(e)In connection with the foregoing approval process, Purchaser shall have the right to review and approve in advance all characterizations of information relating to Purchaser and its Affiliates provided to BARDA or otherwise set forth in the BARDA Consent or the Acceptable Pre-Novation Agreement, and Seller shall have the right to review and approve in advance all characterizations of information relating to Seller and its Affiliates provided to BARDA or otherwise set forth in the BARDA Consent or the Acceptable Pre-Novation Agreement. Each party shall have the right to review and approve in advance any information related to this Agreement or the transactions contemplated by this Agreement provided to BARDA or otherwise set forth in the BARDA Consent or the Acceptable Pre-Novation Agreement. In connection with the foregoing, each Party will consider in good faith and make all reasonable comments provided by the other Party.
4.6Books and Records. From and after the Closing Date, Purchaser shall preserve and retain all books and records related to the Specified Assets for the longer of (i) seven years or (ii) the applicable statute of limitation, provided, that, Purchaser may destroy such books and records in accordance with its standard record retention policies and schedules. In connection therewith, from and after the Closing Date, Purchaser shall make available to Seller during normal business hours and upon reasonable prior written notice, but without unreasonably disrupting Purchaser’s business, access to such books and records related to the Specified Assets necessary to permit Seller or its Affiliates to respond to any third party subpoena, examination or audit.
4.7Control of the Business. Purchaser agrees that it will have no right to control the Specified Assets prior to the Closing, including that Purchaser will have no right or power to (i) bind or commit, or to act as an agent, employee or legal representative of Seller or any of its Subsidiaries in respect of the Specified Assets or (ii) control the activities and operations of Seller or any of its Subsidiaries.
4.8Accounts Receivable. The Parties acknowledge and agree (i) all Purchased Accounts Receivable outstanding on the Closing Date shall become the property of Purchaser and shall be collected by Purchaser subsequent to the Closing, and (ii) that all Accounts Receivable of Seller outstanding on the Closing Date, other than the Purchased Accounts Receivable (collectively, the “Excluded Accounts Receivable”), shall remain the property of Seller and shall be collected by Seller subsequent to the Closing. In the event that, subsequent to the Closing, Purchaser or an Affiliate of Purchaser receives any payments from any obligor with respect to an Excluded Accounts Receivable, then Purchaser shall, within 30 days of receipt of such payment, remit the full amount of such payment to Seller. In the event that, subsequent to the Closing, Seller or any of its Affiliates receive any payments from any obligor with respect to any Purchased Accounts Receivable or any other account receivable owed by a third party to Purchaser or any of its Affiliates arising from sales of the Specified Product after the Closing Date or otherwise, then Seller shall, within 30 days of receipt of such payment, remit the full amount of such payment to Purchaser.
4.9Confidentiality.
(a)The provisions of the Confidentiality Agreement are hereby ratified, confirmed and agreed to as though fully set forth herein and shall remain in effect until the Closing, at which point the Parties shall cause the Confidentiality Agreement to be amended and terminated to be of no further force or effect.
(b)From and after the Closing:
(i)all Confidential Information related to the Specified Assets or Purchaser (or its Affiliates or representatives), including its contractors, suppliers, vendors, distributors and similar third parties (“Purchaser Confidential Information”) shall be used by Seller or its Affiliates solely as required to (A) perform its obligations or exercise or enforce its rights under this Agreement or any Ancillary Agreement or (B) comply with applicable law (each of (A) and (B), a “Seller Permitted Purpose”), and for no other purpose. For a period of five years after the Closing Date, Seller shall not disclose, or permit the disclosure of, any of the Purchaser Confidential Information to any Person except those Persons to whom such disclosure is necessary in connection with any Seller Permitted Purpose.
(ii)all Confidential Information related to Seller (or its Affiliates or representatives), including its contractors, suppliers, vendors, distributors and similar third parties (the “Seller Confidential Information”) shall be used by Purchaser solely as required to (A) perform its obligations or exercise or enforce its rights under this Agreement or any Ancillary Agreement, or (B) comply with applicable law (including in connection with any legal, regulatory, judicial or administrative process) (each of (A) and (B), a “Purchaser Permitted Purpose”), and for no other purpose. For a period of five years after the Closing Date, Purchaser shall not disclose, or permit the disclosure of, any Seller Confidential Information to any Person except those Persons to whom such disclosure is necessary in connection with a Purchaser Permitted Purpose. Purchaser shall treat, and will cause its Affiliates and the representatives of Purchaser or any of its Affiliates to treat, the Seller Confidential Information as confidential, using the same degree of care as Purchaser normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.

(iii)“Confidential Information” means (i) all information disclosed by one Party (or its representatives or Affiliates) (collectively, the “Disclosing Party”) to the other Party (or its representatives or Affiliates) (collectively, the “Receiving Party”) (A) in connection with this Agreement or any Ancillary Agreement or (B) under the Confidentiality Agreement, and (ii) all memoranda, notes, analyses, compilations, studies and other materials prepared by or for the Receiving Party to the extent containing or reflecting the information in the preceding clause (A). Notwithstanding the foregoing, Confidential Information shall not include information that, in each case as demonstrated by competent written documentation:
(A)was already known to the Receiving Party or its Affiliates, other than (x) under an obligation of confidentiality, at the time of disclosure by the Disclosing Party or (y) by Seller with respect to the Specified Assets;
(B)was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;
(C)became generally available to the public or otherwise part of the public domain after its disclosure to the Receiving Party other than through any act or omission of the Receiving Party in breach of this Agreement or the Confidentiality Agreement;
(D)is subsequently disclosed to the Receiving Party by a third party without obligations of confidentiality with respect thereto; or
(E)is subsequently independently discovered or developed by the Receiving Party without the aid, application or use of Disclosing Party’s Confidential Information.
4.10Conditions. Seller will use commercially reasonable efforts (a) to cause the conditions set forth in Section 5 to be satisfied on a timely basis and (b) otherwise to cause the Closing to take place as soon as reasonably practicable.
(a)Purchaser will use commercially reasonable efforts (a) to cause the conditions set forth in Section 6 to be satisfied on a timely basis and (b) otherwise to cause the Closing to take place as soon as reasonably practicable.
4.11Milestone Payments.
(a)BARDA Contract. Upon the first occurrence, after the Closing, of each of the events set forth in the table below (each, a “BARDA Milestone Event”), Purchaser shall pay to Seller an amount in cash set forth opposite such BARDA Milestone Event in the table below, as determined and subject to adjustment in accordance with Annex A (each such payment, a “BARDA Milestone Payment”) no later than [***]. Each of the BARDA Milestone Payments set forth below shall be payable only one time, for the first occurrence of the corresponding BARDA Milestone Event only, except as otherwise expressly set forth on Annex A.

BARDA Milestone Event	Maximum BARDA Milestone Payment ($)
1. [***]	$25,000,000, subject to adjustment
2. [***]	$25,000,000, subject to adjustment
3. [***]	$25,000,000, subject to adjustment
4. [***]	$25,000,000, subject to adjustment
(b)SymBio Contract. Upon the first occurrence, after the Closing, of each of the events set forth in the table below (each, a “SymBio Milestone Event”), Purchaser shall pay to Seller the amount in cash set forth opposite such SymBio Milestone Event in the table below (each, a “SymBio Milestone Payment” and, together with BARDA Milestone Payments, the “Milestone Payments”) no later than [***]. Each of the Milestone Payments set forth below shall be payable only one time, for the first occurrence of the corresponding SymBio Milestone Event only.

Milestone Event	Milestone Payment ($)
1. [***]	$5,000,000
2. [***]	$7,500,000
(c)Periodic Updates. Following the Closing, within 30 Business Days following the end of each calendar year, Purchaser shall provide to Seller an update on the status of the BARDA Milestone Events, SymBio Milestone Events and the Operation and make available Purchaser’s employees involved with the Operation to answer Seller’s questions reasonably related to such update.
4.12Royalty Payments.
(a)Royalty. Subject to the remainder of this Section 4.12, following the Closing, Purchaser shall pay to Seller non-refundable, non-creditable royalty payments with respect to Royalty-Bearing Products in an amount equal to (i) 20% of U.S. Gross Profits; and (ii) 15% of Ex-U.S. Gross Profits, in each case, as determined in accordance with this Agreement. For clarity, and notwithstanding any other provision of this Agreement to the contrary:
(A)no Royalty Payment shall be payable by Purchaser (1) with respect to Net Sales of, or Other Royalty-Bearing Product Revenue from, any Excluded U.S. TCs, or (2) otherwise with respect to the sale or transfer of any Excluded U.S. TC by any Selling Person;
(B)U.S. Gross Profits and Ex-U.S. Gross Profits shall exclude Net Sales of, and any Other Royalty-Bearing Product Revenue from, any Excluded U.S. TCs;

(C)the entirety of the Cost of Goods of the Excluded U.S. TCs shall be excluded from the calculation of U.S. Gross Profits, Ex-U.S. Gross Profits and Royalty Payments;
(D)Purchaser shall have no right (1) to deduct the Cost of Goods of the Excluded U.S. TCs (or any portion thereof) from (x) U.S. Gross Profits or Ex-U.S. Gross Profits, or (y) any Royalty Payments, Milestone Payments or other amounts payable by Purchaser under this Agreement, or (2) otherwise to recover the Cost of Goods of the Excluded U.S. TCs (or any portion thereof) out of any Royalty Payments, Milestone Payments or other amounts payable by Purchaser under this Agreement; and
(E)no Royalty Payment shall be payable by Purchaser or otherwise accrue with respect to U.S. Gross Profits unless and until all Excluded U.S. TCs have been sold or transferred by or on behalf of the Selling Persons to independent, unrelated Persons (excluding other Selling Persons and Affiliates of such Selling Person), including Governmental Entities, in or for the U.S. Territory (as determined in accordance with the definition of U.S. Gross Profits) after the Closing.
(b)Royalty Term. Royalty Payments under Section 4.12(a) shall be payable on a Royalty-Bearing Product-by-Royalty-Bearing Product and country-by-country basis in the U.S. Territory and the Ex-U.S. Territory beginning with the First Sale of a Royalty-Bearing Product in a country (which, for clarity, shall exclude all Excluded U.S. TCs) until the later of: (i) expiration of the last-to-expire Valid Claim of the Specified Patent Rights that claims the manufacture, use, sale, offer for sale or import of such Royalty-Bearing Product in such country and (ii) expiration of all Regulatory Exclusivity for such Royalty-Bearing Product in such country (the “Royalty Term”).
(c)Payments; Reports. The sale or disposition of Royalty-Bearing Products (including, without limitation, the Excluded U.S. TCs) and Royalty Payments under Section 4.12(a) shall be calculated and reported for each Calendar Quarter, beginning with the Calendar Quarter in which the Closing Date occurs, until and including the Calendar Quarter of expiration of the last-to-expire of all Royalty Terms for all Royalty-Bearing Products in all countries. For each such Calendar Quarter, Purchaser shall deliver to Seller within forty-five (45) days after the end of such Calendar Quarter, a written report of: (i) the number and type of Excluded U.S. TCs sold or transferred by or on behalf of the Selling Persons, both for such Calendar Quarter and from the Closing to the end of such Calendar Quarter, until Purchaser has reported the sale or disposition of all of the Excluded U.S. TCs; (ii) U.S. Gross Profits and, on a country-by-country basis, Ex-U.S. Gross Profits, for such Calendar Quarter, in each case, in sufficient detail to permit confirmation of the accuracy of the Royalty Payments made, including, on a Royalty-Bearing Product-by-Royalty-Bearing Product and country-by-country basis, the number of each type of Royalty-Bearing Product sold, gross invoiced amounts for Royalty-Bearing Products, Net Sales of Royalty-Bearing Products, Other Royalty-Bearing Product Revenue received, the Cost of Goods of Royalty-Bearing Products (other than Excluded U.S. TCs) sold, the calculation of such Cost of Goods, the Royalty Payments payable, and the exchange rates used. The Royalty Payment for any Calendar Quarter (if any) shall be paid to Seller no later than the date the foregoing written report for such Calendar Quarter is due. If no Royalty Payment is due for a particular Calendar Quarter, Purchaser’s report for such Calendar

Quarter shall so state. All Royalty Payments hereunder shall be payable in U.S. dollars. The rate of exchange to be used in converting any amount in foreign currency to U.S. dollars shall be the exchange rate for such currency used throughout the accounting system of Purchaser or the applicable Licensee, as applicable, and its Affiliates in accordance with applicable Accounting Standards for the applicable Calendar Quarter. All Royalty Payments shall be made by wire transfer in immediately available funds to a bank and account designated in writing by Seller, unless otherwise specified in writing by Seller.
(d)Records; Audit. Purchaser shall keep, and shall require its Affiliates and Licensees to keep, complete and accurate records pertaining to the sale or other disposition, and the manufacture, of Royalty-Bearing Products (including, without limitation, Excluded U.S. TCs) in sufficient detail to permit Seller to determine or confirm the accuracy of the amounts reported, paid and payable pursuant to the preceding provisions of this Section 4.12, which records shall be kept in the same manner, and shall contain the same level of detail, as the records Purchaser and its Affiliates keep with respect to sale or other disposition, and the manufacture, of other pharmaceutical products sold or disposed of by them, and in any event in such manner and detail as are necessary for financial reporting purposes and the preparation of audited financial statements in accordance with applicable Accounting Standards. Purchaser will keep such books and records for three full Calendar Years following the Calendar Year to which they pertain, or such longer period of time as may be required by Legal Requirements. Upon reasonable prior notice and during regular business hours at such place or places where such records are customarily kept, the foregoing records of Purchaser, its Affiliates and Licensees related to the Royalty-Bearing Products (including, without limitation, the Excluded U.S. TCs) may be inspected on Seller’s behalf by an independent certified public accountant (the “Auditor”) selected by Seller and reasonably acceptable to Purchaser for the sole purpose of verifying for Seller the accuracy of the reports furnished by Purchaser and the Royalty Payments made, or required to be made, to Seller pursuant to this Agreement for a period covering not more than the preceding three full Calendar Years. No Calendar Year shall be subject to audit under this Section 4.12(d) more than once. The Auditor will execute a reasonable written confidentiality agreement with Purchaser and will disclose to Seller only such information as is reasonably necessary to provide Seller with information regarding any actual or potential discrepancies between amounts reported and actually paid and amounts payable under this Agreement. The Auditor will send a copy of the report to Purchaser at the same time it is sent to Seller (the “Auditor’s Report”). The Auditor’s Report sent to both Parties will include the methodology and calculations used to determine the results. In the event that the Auditor’s Report reveals an underpayment by Purchaser, Purchaser shall pay the amount of such underpayment to Seller within 30 days after receipt of the Auditor’s Report. Seller shall bear the full cost of such audit unless such audit reveals an underpayment of more than five percent by Purchaser, in which case Purchaser shall reimburse Seller for the reasonable costs of such audit.
(e)[***]
(f)Allowance for Unreimbursed Development Costs. Notwithstanding anything herein to the contrary, Purchaser may offset against the Royalty Payments due with respect to U.S. Gross Profits under Section 4.12(a) an aggregate amount (the “Maximum Allowance”) equal to the lesser of (i) [***] of the Unreimbursed Development Costs incurred by Purchaser, and (ii) $[***];

provided, however, that: (A) in no event will the Royalty Payments due with respect to U.S. Gross Profits under Section 4.12(a) for any Calendar Quarter be reduced by more than [***] by reason of any such offsets (the “Quarterly Offset Cap”), provided that any portion of the amounts that Purchaser would otherwise have been entitled to offset against Royalty Payments for such Calendar Quarter under this Section 4.12(f) in the absence of the Quarterly Offset Cap shall be carried forward and applied against Royalty Payments due with respect to U.S. Gross Profits under Section 4.12(a) for subsequent Calendar Quarters, subject in each such subsequent Calendar Quarter to the Quarterly Offset Cap, until the earlier of (x) such time as all permissible offsets against Royalty Payments under this Section 4.12(f) are, in the aggregate, equal to the Maximum Allowance and (y) expiration of the Royalty Term in the U.S. Territory; and (B) in no event shall the total aggregate offsets during the Royalty Term in the U.S. Territory exceed the Maximum Allowance. For purposes of this Agreement, “Unreimbursed Development Costs,” subject to the following proviso, shall mean any documented fee or expense paid by Purchaser or any of its Affiliates to a third party after the Closing for research and development of any Royalty-Bearing Product, including clinical studies, reasonably required for the sale of such Royalty-Bearing Product in the Field in or for the U.S. Territory, but specifically excluding any such fee or expense that is reimbursed or otherwise borne by any Governmental Entity or other third party; provided that Purchaser shall have, in advance of incurring any such fee or expense, used its commercially reasonable efforts to seek reimbursement or payment thereof by a Governmental Entity, third party beneficiary or end purchaser of the Royalty-Bearing Product to the extent that such reimbursement or payment would reasonably be expected to be available or obtainable.
(g)Diligence Obligations. Commencing upon the Closing and continuing until the expiration of the last-to-expire Royalty Term for any and all Royalty-Bearing Products, Purchaser shall use Commercially Reasonable Efforts to maintain Regulatory Approval for, and commercialize, the Specified Product in the U.S. Territory; provided, however, that upon and following any Change in Control of Seller, Purchaser shall be required to use only its commercially reasonable efforts (under applicable Delaware law) to maintain Regulatory Approval for, and commercialize, the Specified Product in the U.S. Territory. Purchaser may satisfy this obligation in whole or in part through the activities of its Affiliates and Licensees.
(h)Late Payments. In the event that any Milestone Payment due under Section 4.11 or any Royalty Payment due under this Section 4.12 or portion thereof is not made when due, the amount of such overdue payment shall accrue interest at a rate per annum equal to the prime rate, plus 3%, as published in The Wall Street Journal, Eastern Edition for the period from the due date for payment until the date of actual payment; provided, however, that in no event shall such rate exceed the maximum legal annual interest rate. The payment of such interest shall not limit the Seller from exercising any other rights it may have as a consequence of the lateness of any payment under Section 4.11 or this Section 4.12.
(i)Acknowledgements. It is acknowledged and agreed that (i) except as expressly set forth herein, Purchaser will have the authority and freedom to control the Operation and the manufacturer, sale and distribution of the Royalty-Bearing Products following the Closing in its sole discretion and without limitation under this Agreement, and (ii) Purchaser makes no representations or warranties as to whether or when any Milestone Payment or Royalty Payment will become due hereunder or as to the amount of Milestone Payments or Royalty Payments that may become due hereunder.
5.Conditions Precedent to Purchaser’s Obligation to Close.
Purchaser’s obligation to purchase the Specified Assets and to take the other actions required to be taken by Purchaser at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part, in writing):
5.1Accuracy of Representations. Those representations and warranties of Seller set forth in Section 2 that refer specifically to and are made as of a specified date (other than the Fundamental Representations) shall have been true and correct (disregarding any materiality or Specified Product Material Adverse Effect qualifications within such representations and warranties) as of such specified date, and all other representations and warranties of Seller set forth in Section 2 shall be true and correct (disregarding any materiality or Specified Product Material Adverse Effect qualifications within such representations and warranties) as of the Closing Date as if made on and as of the Closing Date, except, for purposes of this sentence of Section 5.1, where any inaccuracies in such representations and warranties of Seller have not had and would not reasonably be expected to have, individually or in the aggregate, a Specified Product Material Adverse Effect. The Fundamental Representations of Seller set forth in Section 2 that refer specifically to and are made as of a specified date shall have been true and correct in all material respects as of such specified date, and all other Fundamental Representations of Seller set forth in Section 2 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date.
5.2Performance of Covenants. Seller shall have performed and complied with in all material respects all covenants required by this Agreement to be performed and complied with by Seller at or prior to the Closing.
5.3Antitrust. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.
5.4Additional Documents. Each of the following documents shall have been delivered to Purchaser:
(a)each of the Ancillary Agreements required to be executed by Seller; and
(b)a certificate, executed by an executive officer of Seller and dated the Closing Date, confirming on behalf of Seller and not in such executive officer’s personal capacity, that the conditions set forth in Sections 5.1 and 5.2 have been satisfied (the “Closing Seller Certificate”).
5.5No Restraints. No injunction or other final order preventing the consummation of the transactions contemplated by this Agreement shall have been issued since the date of this Agreement by any Governmental Entity including any United States federal or state court of competent jurisdiction and shall remain in effect; and since the date of this Agreement no Legal

Requirement that makes consummation of the transactions contemplated by this Agreement illegal shall have been enacted or adopted and shall be in effect.
5.6BARDA Contract. Seller and BARDA shall have entered into the BARDA Contract and Seller shall have provided a copy thereof to Purchaser.
5.7BARDA Consent. Purchaser shall have received a copy of the BARDA Consent.
5.8No Material Adverse Effect. Since the date of this Agreement, no Specified Product Material Adverse Effect shall have occurred and be continuing.
5.9Frustration of Closing Conditions. Purchaser may not rely on the failure of any condition set forth in this Section 5 to be satisfied if such failure was caused by Purchaser’s or any of its Affiliates’ failure to act in good faith or intentional failure to comply with its agreements set forth herein.
6.Conditions Precedent to Seller’s Obligation to Close.
Seller’s obligation to sell and transfer the Specified Assets to Purchaser and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part, in writing):
6.1Accuracy of Representations. The representations and warranties of Purchaser set forth in Section 3 shall be true and correct as of the Closing Date as if made on and as of the Closing Date; provided, however, that, for purposes of this Section 6.1, any inaccuracies in the representations and warranties of Purchaser will be disregarded unless all such inaccuracies, considered collectively, have a material adverse effect on the ability of Purchaser to timely comply with its covenants under this Agreement and timely consummate the transactions contemplated by this Agreement.
6.2Performance of Covenants. Purchaser shall have performed and complied with in all material respects all covenants required by this Agreement to be performed and complied with by Purchaser on or before the Closing Date.
6.3Antitrust. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.
6.4Delivery of Consideration. Seller shall have received the Purchase Price.
6.5BARDA Contract. Seller and BARDA shall have entered into the BARDA Contract.
6.6BARDA Consent. Seller shall have obtained any required consent from BARDA necessary to enter into the Acceptable Pre-Novation Agreement with Purchaser (the “BARDA Consent”).

6.7Additional Documents. Each of the following additional documents shall have been delivered to Seller:
(a)each of the Ancillary Agreements required to be executed by Purchaser; and
(b)a certificate, executed by an executive officer of Purchaser and dated the Closing Date, confirming on behalf of Purchaser and not in such executive officer’s personal capacity, that the conditions set forth in Sections 6.1 and 6.2 have been satisfied (the “Closing Purchaser Certificate”).
6.8No Restraints. No injunction or final other order preventing the consummation of the transactions contemplated by this Agreement shall have been issued since the date of this Agreement by any Governmental Entity, including any United States federal or state court of competent jurisdiction and shall remain in effect; and since the date of this Agreement no Legal Requirement that makes consummation of the transactions contemplated by this Agreement illegal shall have been enacted or adopted and shall remain in effect.
6.9Frustration of Closing Conditions. Seller may not rely on the failure of any condition set forth in this Section 6 to be satisfied if such failure was caused by Seller’s or any of its Affiliates’ failure to act in good faith or intentional failure to comply with its agreements set forth herein.
7.Termination.
7.1Right to Terminate Agreement. This Agreement may be terminated prior to the Closing:
(a)by the mutual written consent of the Parties;
(b)by any Party (by delivery of a written termination notification in accordance with Section 7.2) at any time after September 30, 2022 (the “End Date”) if the Closing has not taken place on or before the End Date, unless the failure of the Closing to take place on or before such date is attributable to a breach by such Party of any of its obligations set forth in this Agreement;
(c)by Seller (by delivery of a written termination notification in accordance with Section 7.2) if (i) there shall have been a breach on the part of Purchaser of any of its representations, warranties or covenants such that the condition set forth in Section 6.1 or Section 6.2, as the case may be, would not be satisfied as of the time of such breach; (ii) Seller shall have given written notice of such breach to Purchaser; (iii) at least 20 days shall have elapsed since the delivery of such written notice to Purchaser (or, if the End Date is in such 20-day cure period, then such cure period will be deemed to end on the date that is two days before the End Date); and (iv) such breach shall not have been cured by the date set forth in the foregoing clause (iii); provided that Seller may not terminate this Agreement pursuant to this Section 7.1(c) if Seller is then in breach of any representation, warranty or covenant, agreement or obligation contained in this Agreement that would result in the failure of a condition set forth in Section 5.1 or Section 5.2;

(d)by Purchaser (by delivery of a written termination notification in accordance with Section 7.2) if (i) there shall have been a breach on the part of Seller of any of its representations, warranties or covenants such that the condition set forth in Section 5.1 or Section 5.2, as the case may be, would not be satisfied as of the time of such breach; (ii) Purchaser shall have given written notice of such breach to Seller; (iii) at least 20 days shall have elapsed since the delivery of such written notice to Seller (or, if the End Date is in such 20-day cure period, then such cure period will be deemed to end on the date that is two days before the End Date); and (iv) such breach shall not have been cured by the date set forth in the foregoing clause (iii); provided that Purchaser may not terminate this Agreement pursuant to this Section 7.1(d) if Purchaser is then in breach of any representation, warranty or covenant, agreement or obligation contained in this Agreement that would result in the failure of a condition set forth in Section 6.1 or Section 6.2; or
(e)by Purchaser or Seller if any court or other Governmental Entity of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting the purchase of the Specified Assets by Purchaser, and such order, decree, ruling or other action is or shall have become final and nonappealable.
7.2Termination Procedures. If any Party wishes to terminate this Agreement pursuant to Section 7.1, such Party will deliver to the other Party a written termination notification stating that such Party is terminating this Agreement and setting forth a brief statement of the basis on which such Party is terminating this Agreement. Subject to the terms and conditions of Section 7.1, termination of this Agreement pursuant to the provisions of Section 7.1 shall be effective upon and as of the date of delivery of such written notice as determined pursuant to Section 9.6.
7.3Effect of Termination. Upon the termination of this Agreement pursuant to Section 7.1, no Party will have any obligation or other liability to any other Party, except that (i) the Parties will remain bound by the provisions of this Section 7.3 and Section 9 and by the provisions of the Confidentiality Agreement and (ii) no Party will be relieved of any liability for Fraud or for any Willful Breach of its obligation to consummate the transactions contemplated by this Agreement or its obligation to take any other action required to be taken by such Party at or before the Closing. The parties acknowledge and agree that nothing in this Section 7.3 shall be deemed to affect a Party’s right to seek specific performance pursuant to Section 9.5 as provided therein.
8.Indemnification.
8.1Survival of Representations. All of the representations and warranties of Seller and Purchaser set forth in this Agreement and in the Closing Seller Certificate or Closing Purchaser Certificate, as applicable, shall (a) survive the Closing and (b) terminate and expire, and will cease to be of any force or effect, at 5:00 p.m. (Pacific time) on the day that is [***] following the Closing Date (the “Expiration Date”); provided, that all Fundamental Representations shall survive until 5:00 p.m. (Pacific time) on the day that is [***] following the Closing Date (the “Fundamental Expiration Date”). All covenants and agreements of Seller and Purchaser contained in this Agreement (i) that are to be performed at or prior to the Closing shall expire on the Closing Date and (ii) that are to be performed following the Closing shall continue in effect and expire in accordance with their respective terms. If the Closing occurs, neither Party will have liability with respect to any claim for any breach of any representation or warranty in this Agreement or in the Closing Seller Certificate or Closing Purchaser Certificate, as applicable, unless in each case Purchaser or Seller duly delivers to the other Party, in conformity with all of the applicable procedures set forth in Section 8.5, a Claim Notice setting forth a claim for indemnification, in which case the specific claim set forth in such Claim Notice will survive (and will not be extinguished upon) such Expiration Date or Fundamental Expiration Date, as applicable. It is the express intent of the Parties that, if the applicable survival period for an item as contemplated by this Section 8.1 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated by this Agreement. The Parties further acknowledge that the time periods set forth in this Section 8.1 for the assertion of claims under this Agreement are the result of arm’s-length negotiation among the Parties and that they intend for the time periods to be enforced as agreed by the Parties. The period of time prescribed for the commencement of any action directly or indirectly based upon the representations and warranties of Seller set forth in this Agreement, regardless of the nature of the claims or causes of action alleged therein, and regardless of whether under this Agreement or otherwise, shall expire on the Expiration Date or Fundamental Expiration date, as applicable, if a Claim Notice with respect thereto has not properly been given.
8.2Indemnity by Seller. Subject to the limitations set forth in Section 8.4 and elsewhere in this Agreement, from and after the Closing Date, Seller will indemnify, defend and hold harmless Purchaser, its Affiliates and their respective officers, directors and employees (each a “Purchaser Indemnified Party”) from and against, and shall pay and reimburse the Purchaser Indemnified Parties for, any Damages that any Purchaser Indemnified Party incurs or suffers as a result of, based upon, or arising out of: (a) any breach or inaccuracy of the representations and warranties by Seller set forth in Section 2; (b) any breach or inaccuracy in the Closing Seller Certificate; (c) any breach by Seller of the covenants of Seller set forth in this Agreement; (d) any Excluded Liability (including any broker, finder’s fee or similar commission payable to any Person based upon arrangements made by or on behalf of Seller or its Subsidiaries); (e) any claim of Purchaser for indemnification arising under the Acceptable Pre-Novation Agreement; and (f) [***].
8.3Indemnity by Purchaser. Subject to the limitations set forth in Section 8.4 and elsewhere in this Agreement, from and after the Closing Date, Purchaser will indemnify Seller, its Affiliates and their respective officers, directors and employees (each a “Seller Indemnified Party”) from and against, and shall pay and reimburse the Seller Indemnified Parties for, any Damages that any Seller Indemnified Party incurs or suffers as a result of, based upon, or arising out of: (a) any breach or inaccuracy of the representations and warranties by Purchaser set forth in Section 3; (b) any breach or inaccuracy in the Closing Purchaser Certificate; (c) any breach by Purchaser of the covenants of Purchaser set forth in this Agreement; (d) any Assumed Liabilities; and (e) any claim of Seller for indemnification arising under the Acceptable Pre-Novation Agreement.
8.4Limitation on Indemnification.
(a)Subject to Section 8.4(e), Seller will not be required to indemnify Purchaser Indemnified Parties with respect to the matters covered by Section 8.2(a) or Section 8.2(b) (other than with respect to breaches or inaccuracies of any Fundamental Representation), except to the extent that (i) the Damages actually incurred by the Purchaser Indemnified Parties related to any claim or series of related claims based on the same or a similar set of operative facts or circumstances pursuant to Section 8.2(a) or Section 8.2(b) (other than with respect to breaches or inaccuracies of any Fundamental Representation) exceeds $[***] (a “Seller Indemnifiable Claim”) and (ii) the cumulative amount of Damages actually incurred by Purchaser Indemnified Parties as a result of all Seller Indemnifiable Claims pursuant to Section 8.2(a) or Section 8.2(b) (other than with respect to breaches or inaccuracies of any Fundamental Representation) exceeds $[***] (the “Deductible Amount”), at which time Seller shall be obligated to indemnify the Purchaser Indemnified Parties for the cumulative amount of Damages of all such Seller Indemnifiable Claims incurred by the Purchaser Indemnified Parties as a result of Seller Indemnifiable Claims pursuant to Section 8.2(a) or Section 8.2(b) (other than with respect to breaches or inaccuracies of any Fundamental Representation) in excess of the Deductible Amount.
(b)Subject to Section 8.4(e), Purchaser will not be required to indemnify Seller Indemnified Parties with respect to the matters covered by Section 8.3(a) or Section 8.3(b) (other than with respect to breaches or inaccuracies of any Fundamental Representation), except to the extent that (i) the Damages actually incurred by the Seller Indemnified Parties related to any claim or series of related claims based on the same or a similar set of operative facts or circumstances pursuant to pursuant to Section 8.3(a) or Section 8.3(b) (other than with respect to breaches or inaccuracies of any Fundamental Representation) exceeds $[***](a “Purchaser Indemnifiable Claim”) and (ii) the cumulative amount of Damages actually incurred by Seller Indemnified Parties as a result of all Purchaser Indemnifiable Claims pursuant to Section 8.3(a) or Section 8.3(b) (other than with respect to breaches or inaccuracies of any Fundamental Representation) exceeds the Deductible Amount, at which time Purchaser shall be obligated to indemnify the Seller Indemnified Parties for the cumulative amount of Damages of all such Purchaser Indemnifiable Claims incurred by the Seller Indemnified Parties as a result of Purchaser Indemnifiable Claims pursuant to Section 8.3(a) or Section 8.3(b) (other than with respect to breaches or inaccuracies of any Fundamental Representation) in excess of the Deductible Amount.
(c)Subject to Section 8.4(e), (i) the total amount of the payments that Seller can be required to make pursuant to Section 8.2(a) or Section 8.2(b) (other than with respect to breaches or inaccuracies of any Fundamental Representation) will be limited in the aggregate to a maximum amount equal to $[***] (the “Cap Amount”), and Seller’s cumulative liability pursuant to Sections 8.2(a), 8.2(b), 8.2(c), 8.2(d), 8.2(e) and 8.2(f) will in no event exceed an amount equal to the Purchase Price.
(d)Subject to Section 8.4(e), (i) the total amount of the payments that Purchaser can be required to make pursuant to Section 8.3(a) or Section 8.3(b) (other than with respect to breaches or inaccuracies of any Fundamental Representation) will be limited in the aggregate to a maximum of the Cap Amount, and Purchaser’s cumulative liability pursuant to Sections 8.3(a), 8.3(b), 8.3(c), 8.3(d) and 8.3(e), other than any obligation of Purchaser to pay any Milestone Payment or Royalty Payment when due hereunder, will in no event exceed an amount equal to the Purchase Price.

(e)After the Closing, the right of Purchaser and Seller to assert indemnification claims and receive indemnification payments pursuant to this Section 8 will be the sole and exclusive right and remedy exercisable by Purchaser or Seller with respect to the purchase of the Specified Assets and the other transactions contemplated by this Agreement and the Ancillary Agreements (including the certificates and documents delivered pursuant to this Agreement and the Ancillary Agreements) (other than the Transition Services Agreement and the Acceptable Pre-Novation Agreement, with respect to which any dispute or claim arising under such agreement will be subject to the terms thereof; provided that any claim for indemnification arising under the Acceptable Pre-Novation Agreement will be governed by this Section 8); provided, however, that this Section 8.4(e) shall not prevent Purchaser or Seller from (i) asserting a claim for Fraud against Seller or Purchaser, as applicable, which Fraud claim shall not be subject to the limitations set forth in Sections 8.4(a) through Section 8.4(d) or (ii) seeking specific performance pursuant to Section 9.5.
8.5Indemnification Procedures.
(a)If a Party entitled to indemnification under this Section 8 (an “Indemnified Party”) wishes to assert an indemnification claim against the Party subject to such indemnification obligation under this Section 8 (the “Indemnifying Party”), the Indemnified Party will deliver to the Indemnifying Party, as soon as reasonably practicable, a written notice (a “Claim Notice”) setting forth:
(i)the specific subsection of Section 8.2 or 8.3, as applicable, upon which the Indemnified Party is basing its claim and, if applicable, the representation and warranty or covenant alleged to have been breached by the Indemnifying Party;
(ii)a reasonably detailed description of the facts and circumstances giving rise to the claim; and
(iii)a reasonably detailed description of, and a good faith estimate of the total amount of, the Damages actually incurred or expected to be incurred by the Indemnified Party with respect to such claim;
provided, however, that (A) the failure to deliver a Claim Notice to the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party, except to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend the related Matter; and (B) the Indemnified Party will not be permitted to deliver a Claim Notice (and will not be entitled to indemnification pursuant to this Section 8) with respect to breaches or inaccuracies of a representation and warranty unless such Claim Notice is delivered before the Expiration Date or Fundamental Expiration Date applicable to such representation and warranty.
(b)If the Indemnified Party receives notice or otherwise obtains knowledge of any Matter or any threatened Matter that may reasonably be expected to give rise to an indemnification claim against the Indemnifying Party, then the Indemnified Party will deliver to the Indemnifying Party a written notice describing such Matter in reasonable detail as soon as reasonably practicable; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party, except to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend the Matter. Within thirty (30) days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of any Matter related to a claim by a third party (a “Third-Party Claim”) (with counsel reasonably satisfactory to the Indemnified Party) seeking (i) solely monetary Damages (it being agreed that a general threat to pursue, or reservation of rights with respect to, equitable remedies will be deemed to be a Third-Party Claim seeking solely monetary Damages), or (ii) Damages (including monetary Damages) where the amount of Damages expected to arise from such Third-Party Claim are, after a reasonable assessment by the Indemnified Party made in good faith, not reasonably anticipated to exceed the maximum amount indemnifiable by the Indemnifying Party in respect of a claim of such nature pursuant to Section 8.4; provided, that prior to the assumption of the defense of any Third-Party Claim, the Indemnifying Party shall provide a written undertaking confirming that, as between the Indemnified Party and the Indemnifying Party, any Damages related to such Third-Party Claim, up to the maximum amount of the Indemnifying Party’s indemnification obligations of the respective maximum amount indemnifiable by Seller in respect of a claim of such nature pursuant to Section 8.4, shall be the sole responsibility of the Indemnifying Party; and provided further, that the Indemnifying Party shall not be entitled to (i) assume the defense, appeal or settlement of any Third-Party Claim if (A) the Third-Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (B) any Third-Party Claim that arises under or in connection with any Specified IP Rights, or (C) the Third-Party Claim seeks any injunction or equitable relief against the Indemnified Party (other than a general threat to pursue, or reservation of rights with respect to, an injunction or other equitable relief); or (ii) maintain control of the defense, appeal or settlement of any Third-Party Claim if the Indemnifying Party has failed or is failing to defend in good faith the Third-Party Claim after written notice of such failure from the Indemnified Party and a reasonable opportunity to cure any such alleged failure. If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense.
(c)If the Indemnifying Party elects to assume the defense of any Third-Party Claim, then:
(i)the Indemnifying Party will not be required to pay or otherwise indemnify the Indemnified Party against any attorneys’ fees or other expenses incurred on behalf of the Indemnified Party in connection with any such Third-Party Claim following the Indemnifying Party’s election to assume the defense of any such Third-Party Claim other than the reasonable costs of investigation and of assistance as contemplated by this Section 8.5; provided, however, that if, in the opinion of outside counsel to the Indemnified Party, it is advisable for the Indemnified Party to be represented by separate counsel due to actual or potential conflicts of interest, the Indemnified Party shall have the right to employ counsel to represent it and in that event the reasonable fees and expenses of such separate counsel shall be paid by the Indemnifying Party;
(ii)the Indemnified Party and the Indemnifying Party will each make available to the other all books, records and other documents and materials that are under the control of such Party, its Affiliates, advisors and representatives that may be reasonably considered necessary or desirable for the defense of any such Third-Party Claim;

(iii)subject to the other provisions of this Section 8.5(c), the Indemnified Party and the Indemnifying Party will execute such documents and take such other actions as may be reasonably requested by the other for the purpose of facilitating the defense of, or any settlement, compromise or adjustment related to, any such Third-Party Claim;
(iv)the Indemnified Party will otherwise fully cooperate as reasonably requested by the Indemnifying Party in the defense of any such Third-Party Claim; provided, however, that such actions and cooperation by the Indemnified Party under clauses “(ii)” through “(iv)” will not unduly disrupt the operations of the Indemnified Party’s business or cause the Indemnified Party to waive any statutory or common law privileges, breach any confidentiality obligations owed to third parties or otherwise cause any confidential information of the Indemnified Party to become public;
(v)the Indemnified Party will not admit any liability with respect to any such Third-Party Claim without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); and
(vi)the Indemnifying Party will have the exclusive right to settle, adjust or compromise any such Third-Party Claim, on such terms as the Indemnifying Party may consider appropriate, with the consent of the Indemnified Party (which will not be unreasonably withheld, conditioned or delayed); provided, however, that the consent of the Indemnified Party shall not be required with respect to any such settlement, adjustment or compromise if the Indemnifying Party agrees in writing to pay or cause to be paid any amounts payable pursuant to such settlement, adjustment or compromise and such settlement, adjustment or compromise includes no admission of liability by or other obligation on the part of the Indemnified Party and includes a full release of the Indemnified Party with respect to such Third-Party Claim.
If the Indemnifying Party elects not to assume the defense of any Third-Party Claim, then the Indemnified Party will proceed diligently to defend any such Third-Party Claim with the assistance of counsel; provided, however, that the Indemnified Party shall not settle, adjust or compromise any such Third-Party Claim, or admit any liability with respect to any such Third- Party Claim, without the prior written consent of the Indemnifying Party (which will not be unreasonably withheld, conditioned or delayed). The party controlling the defense of any Third-Party Claim shall keep the other party reasonable informed concerning the progress and status of such Third-Party Claim and consider in good faith recommendations made by the other party with respect to the defense of such Third-Party Claim.
8.6Materiality. With respect to any representation or warranty contained in this Agreement or any other Ancillary Agreement that is qualified by materiality, material adverse effect, “Specified Product Material Adverse Effect” or a derivative thereof, such qualification will be ignored and deemed not included in such representation or warranty for the purposes of (i) calculating the amount of Damages indemnifiable under this Section 8 with respect to such breach or inaccuracy and (ii) determining whether there has been a breach or inaccuracy of such representation or warranty for purposes Section 8.

8.7Subrogation. To the extent the Indemnifying Party makes any indemnification payment to the Indemnified Party, the Indemnifying Party will be entitled to exercise, and will be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Indemnified Party or any of the Indemnified Party’s Affiliates may have against any other Person with respect to any Damages, circumstances or Matter to which such indemnification payment is directly or indirectly related. The Indemnified Party will take such actions as the Indemnifying Party may reasonably request for the purpose of enabling the Indemnifying Party to perfect or exercise the Indemnifying Party’s right of subrogation hereunder.
8.8Tax Treatment of Indemnity Payments. The Parties agree to treat any indemnity payment made pursuant to this Section 8 as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Legal Requirements.
8.9Mitigation of Damages. The Indemnified Party shall use commercially reasonable efforts to mitigate to the extent required by applicable Legal Requirements (including Delaware law) any Damages for which such Indemnified Party seeks indemnification under this Agreement.
8.10Duplication of Recovery. Any Damages will be determined without duplication of recovery due to facts giving rise to such Damages constituting a breach or inaccuracy of more than one representation, warranty, covenant or agreement or that may be recoverable under more than one of the clauses under Section 8.2 or Section 8.3, as applicable.
8.11Damages Offset. The amount of any Damages that are subject to indemnification under this Section 8 shall be calculated net of the amount of any insurance proceeds, indemnification payments or reimbursements actually received by an Indemnified Party from third parties in respect of such Damages (net of any costs or expenses incurred in obtaining such insurance, indemnification or reimbursement, including any deductibles and increases in insurance premiums or retro-premium adjustments resulting from such recovery). If any Indemnified Party receives any such insurance proceeds, indemnification payments or reimbursements from third parties with respect to any Damages for which it has already received an indemnification payment hereunder, it shall pay the Indemnifying Party an amount equal to the portion of the indemnification payment it received from such third party recovery (net of any costs or expenses incurred in obtaining such insurance, indemnification or reimbursement, including any deductibles and increases in insurance premiums or retro-premium adjustments resulting from such recovery).
9.Miscellaneous.
9.1No Other Representations. The Parties acknowledge that, except as expressly set forth in Sections 2 and 3, neither Party has made or is making any representations or warranties whatsoever to the other, implied or otherwise, including any implied warranties of merchantability, fitness for a particular purpose, title or non-infringement. Purchaser acknowledges that it has conducted, to its satisfaction, an independent investigation and verification of the Specified Assets and, in making its determination to proceed with the transactions contemplated by this Agreement, Purchaser is relying and has relied only on the results of its own independent investigation and the representations and warranties of Seller expressly and specifically set forth in Section 2 (as qualified by the Disclosure Schedule) or the Ancillary Agreements to which Seller is a party, together with the information set forth in the Schedules to this Agreement. Purchaser acknowledges that, except as expressly provided in Section 2 (as qualified by the Disclosure Schedule) or the Ancillary Agreements to which Seller is a party, together with the information set forth in the Schedules to this Agreement, Purchaser is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied. In connection with the due diligence investigation of the Specified Assets and Assumed Liabilities by Purchaser and its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Purchaser and its Affiliates, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from Seller and its Affiliates, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Specified Assets. Purchaser hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Purchaser will have no claim against any of Seller or its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person, with respect thereto. Accordingly, Purchaser hereby acknowledges and agrees that, except for the representations and warranties set forth in Section 2 (as qualified by the Disclosure Schedule) or the Ancillary Agreements to which Seller is a party, together with the information set forth in the Schedules to this Agreement, neither Seller nor any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED HEREIN, ALL OF THE SPECIFIED ASSETS AND ASSUMED LIABILITIES ARE BEING SOLD AND TRANSFERRED TO PURCHASER ON AN “AS IS” AND “WHERE IS” BASIS AND ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY AND FITNESS FOR USE, ARE EXCLUDED FROM THE SALE AND TRANSFER OF THE SPECIFIED ASSETS OR ASSUMED LIABILITIES. The provisions of this Section 9.1 are not intended to, and shall not, limit or otherwise apply to any claim related to any Fraud.
9.2Governing Law. This Agreement will be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of law of Delaware or any other jurisdiction that would result in the application of the laws of any other jurisdiction).
9.3Venue and Jurisdiction. If any Legal Proceeding or other legal action related to this Agreement is brought or otherwise initiated, the venue therefor will be in the courts of the United States District Court for the District of Delaware, the Delaware Court of Chancery of the State of Delaware or, if the Delaware Court of Chancery declines jurisdiction, any other court of the State of Delaware (collectively, the “Chosen Courts”), which will be deemed to be a convenient forum. Purchaser and Seller hereby expressly and irrevocably consent and submit to the jurisdiction of the Chosen Courts.
9.4WAIVER OF JURY TRIAL. TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO

TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT, THE ANCILLARY AGREEMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREIN.
9.5Specific Performance. The Parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of them hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that a Party shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of damages or otherwise in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each Party hereby waives (a) any requirement that the other Party post a bond or other security as a condition for obtaining any such relief, and (b) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. The Parties agree that the right of specific performance is an integral part of the transactions contemplated by this Agreement and without this right, neither Seller nor Purchaser would have entered into this Agreement.
9.6Notices. Any notice or other communication required or permitted to be delivered to either Party under this Agreement must be in writing and will be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by email with confirmed receipt) to the address or email address set forth beneath the name of such Party below (or to such other address or email address as such Party shall have specified in a written notice given to the other Party):
if to Purchaser:
Emergent BioSolutions Inc.
400 Professional Drive
Gaithersburg, MD 20879
Attn: General Counsel
Email: [***]

with a copy to:
Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, TN 37201
Attn: Todd Overman and John Fuller
Email: toverman@bassberry.com; jfuller@bassberry.com

if to Seller:
Chimerix Inc.
2505 Meridian Parkway Suite, 100
Durham, NC 27713
Attn: Mike Andriole and Michael A. Alrutz
Email: [***]

    with a copy to:
Cooley LLP
55 Hudson Yards
New York, NY 10001
Attn: Jason Kent and Ian Nussbaum
    Email:    jkent@cooley.com; inussbaum@cooley.com
9.7Public Announcements. Each Party shall consult with the other Party and approve in advance the form of any initial press release following the execution of this Agreement or any of the transactions contemplated by this Agreement to be issued by Seller or Purchaser, respectively.  Following the initial press release to be issued by either Party, except as may be required by any Legal Requirement or the rules of any stock exchange upon which the securities of such Party are listed, Seller and Purchaser shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other written public statements or announcements regarding this Agreement or any of the transactions contemplated by this Agreement. For the avoidance of doubt, each of Seller and Purchaser may make any public statements in response to questions by the press, analysts, investors or analyst or investor calls, so long as such statements are not inconsistent with the initial press releases or any subsequent press releases approved by the other Party.
9.8Assignment. Neither Party may assign any of its rights or delegate any of its obligations under this Agreement (whether voluntarily, involuntarily, by way of merger or otherwise) to any other Person without the prior written consent of the other Party, not to be unreasonably withheld; provided, however, that Seller may, before or after the Closing, assign to any Person its right to receive all or any portion of any of the cash payments to be made by Purchaser pursuant to Section 1.5; and provided further, that (without limiting or relieving Purchaser’s obligations under or related to this Agreement) Purchaser may, in its sole discretion and without any consent of the other Party, before or after the Closing, (i) assign its rights (but not obligations) herein, including its right to receive all or any of the Specified Assets, to an Affiliate of Purchaser or (ii) assign its rights and obligations to any person that acquires substantially all of the assets and businesses of Purchaser and its Subsidiaries, taken as a whole, or as a matter of law to the surviving entity in any merger, consolidation or reorganization involving the Purchaser where Purchaser undergoes a Change in Control.
9.9No Third Party Beneficiaries. No Person (other than the Parties to this Agreement, their successors and permitted assigns and, under Section 8, each Purchaser Indemnified Party and each Seller Indemnified Party) shall be entitled to assert any claim or seek any remedy based on the provisions of this Agreement.
9.10Severability. In the event that any provision of this Agreement, or the application of such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be affected and will continue to be valid and enforceable to the fullest extent permitted by law.
9.11Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto, the Confidentiality Agreement (which shall remain in full force and effect) and the Ancillary Agreements set forth the entire understanding of the Parties and supersede all other agreements and understandings between the Parties related to the subject matter hereof and thereof.
9.12Waiver. No failure on the part of either Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of either Party in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver thereof; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Any agreement on the part of a Party to any waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such Party.
9.13Amendments. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed on behalf of both Parties.
9.14Counterparts. This Agreement may be executed in several counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement. This Agreement may be executed by.PDF or by other means of electronic signature (including DocuSign), and the exchange of a fully executed Agreement (in counterparts or otherwise) by electronic means in .PDF format shall in each case create a valid and binding obligation of the Party executing the same.
9.15Interpretation of Agreement.
(a)Each Party acknowledges that it has participated in the drafting of this Agreement, and any applicable rule of construction to the effect that ambiguities are to be resolved against the drafting Party will not be applied in connection with the construction or interpretation of this Agreement.
(b)Whenever required by the context hereof, the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(c)As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, and will be deemed to be followed by the words “without limitation.”
(d)Unless the context otherwise requires, references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of and Schedules and Exhibits to this Agreement.
(e)The table of contents of this Agreement and the bold-faced headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.
(f)All references to “$” or “dollars” in this Agreement shall refer to the United States dollar, the official currency of the United States.
(g)As used in this Agreement, the word “or” shall not be exclusive and shall be deemed to mean “and/or” unless the context otherwise requires.
9.16Further Assurances. For a period of [***] following the Closing Date, (a) Seller will use commercially reasonable efforts to make available to Purchaser the material benefits of any Specified Contract that was not assigned to Purchaser as a result of the failure to obtain any Consent identified in Part 2.10(b) of the Disclosure Schedule and Seller shall use commercially reasonable efforts to obtain any such Consent, and (b) each Party will, to the extent reasonably requested by the other Party and at such other Party’s sole expense, execute and deliver such documents and instruments and take such other actions as such other Party may reasonably request in order to consummate and make effective the transactions contemplated by this Agreement.
9.17Disclosure Schedule. The Disclosure Schedule has been arranged, for purposes of convenience only, as separate Parts corresponding to the subsections of Section 2 of this Agreement. The representations and warranties contained in Section 2 of this Agreement are subject to (a) the exceptions and disclosures set forth in the part of the Disclosure Schedule corresponding to the particular subsection of Section 2 in which such representation and warranty appears and Parts of the Disclosure Schedule referenced herein are a part of this Agreement as if fully set forth herein; (b) any exceptions or disclosures explicitly cross-referenced in such part of the Disclosure Schedule by reference to another part of the Disclosure Schedule; and (c) any exception or disclosure set forth in any other part of the Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is intended to qualify another part of the Disclosure Schedule. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any Party hereto to any third party of any matter whatsoever, including of any violation of law or breach of any agreement. The Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of Seller contained in this Agreement.
[remainder of page intentionally left blank]

The Parties have caused this Agreement to be executed as of the date first set forth above.

SELLER: CHIMERIX, INC. By: /s/ Mike Sherman Name: Mike Sherman Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

The Parties have caused this Agreement to be executed as of the date first set forth above.

PURCHASER: EMERGENT BIOSOLUTIONS INC. By: /s/ Robert G Kramer Name: Robert G Kramer Title: President & CEO

[Signature Page to Asset Purchase Agreement]

Exhibit A
Certain Definitions
For purposes of the Agreement:
“Acceptable Pre-Novation Agreement” means an agreement in substantially the form attached to the Agreement as Exhibit F, together with any commercially reasonable revisions that are reasonably requested by BARDA in connection with BARDA granting the BARDA Consent, entered into between Seller and Purchaser pursuant to which Purchaser assumes performance obligations arising from the BARDA Contract prior to the approval and execution of a Novation Agreement by BARDA pursuant to FAR Subpart 42.12.
“Accounting Standards” means, with respect to a Person, either (a) GAAP or (b) International Financial Reporting Standards, as applicable; in either case, consistently applied throughout the organization of such Person and its Affiliates across all pharmaceutical products and pharmaceutical compounds sold by such Person and its Affiliates.
“Accounts Receivable” means all accounts receivable, notes receivable and other indebtedness due and owed by any third party to Seller or any of its Affiliates arising from sales of the Specified Product by or on behalf of Seller or its Affiliates prior to the Closing Date.
“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” mean (a) the possession, directly or indirectly, of the power to direct the management or policies of a business entity, whether through the ownership of voting securities, by contract related to voting rights or corporate governance, or otherwise or (b) the ownership, directly or indirectly, of more than 50% of the voting securities or other ownership interest of a business entity (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity).
“Agreement” means the Asset Purchase Agreement to which this Exhibit A is attached, including the Disclosure Schedule.
“Ancillary Agreements” means the agreements set forth in Section 1.8 and all other agreement, documents and certificates contemplated by this Agreement or the agreements set forth in Section 1.8 entered into by the Parties.
“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, state antitrust laws, and all other applicable laws that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Assumed Liabilities” has the meaning set forth in Section 1.3.
“Assumption Agreement” has the meaning set forth in Section 1.8(a).
“Auditor” has the meaning set forth in Section 4.12(d).
“Auditor’s Report” has the meaning set forth in Section 4.12(d).
“Authorization” means any Consent, order, license, permit and other similar authorization of or from (including any applications to) any Governmental Entity, together with any renewals, extensions, or modifications thereof and additions thereto. Authorizations shall not include the BARDA Consent or BARDA's approval of the novation of the BARDA Contract.
“Bankruptcy, Equity and Indemnity Exception” has the meaning set forth in Section 2.4(b).
“BARDA” means the Biomedical Advanced Research and Development Authority.
“BARDA Consent” has the meaning set forth in Section 6.6.
“BARDA Contract” has the meaning set forth in Section 4.5(a).
“BARDA Milestone Event” has the meaning set forth in Section 4.11(a).
“BARDA Milestone Payment” has the meaning set forth in Section 4.11(a).
“Brincidofovir” means the 3-(Hexadecyloxy)propyl hydrogen ({[(2S)-1-(4-amino-2-oxo-1(2H)-pyrimidinyl)-3-hydroxy-2-propanyl]oxy}methyl)phosphonate (alternatively named Phosphonic acid, P-[[(S)-2-(4-amino-2-oxo-1(2H)-pyrimidinyl)-1-(hydroxymethyl)ethoxy]methyl]mono[3-(hexadecyloxy)propyl]ester), known as “brincidofovir.”
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of Durham, North Carolina.
“Calendar Quarter” means each respective period of three consecutive months ending on March 31, June 30, September 30, and December 31.
“Calendar Year” means each respective period of 12 consecutive months ending on December 31.
“Cap Amount” has the meaning set forth in Section 8.4(c).
“Change in Control” with respect to any Person means (i) the acquisition by an individual, entity, group or any other Person of beneficial ownership of more than fifty percent (50%) or more of either (x) the then-outstanding shares of common stock of such Person or (y) the combined voting power of the election of directors for such Person; or (ii) the sale of substantially all of such Person’s assets or a merger or sale of stock wherein the holders of such Person’s capital stock immediately prior to such sale do not hold at least a majority of the outstanding capital stock of such Person or its successor immediately following such sale; or (iii) such Person’s shareholders approve and complete any plan or proposal for the liquidation or dissolution of such Person.
“Changes” has the meaning set forth in the definition of “Specified Product Material Adverse Effect.”
“Chosen Courts” has the meaning set forth in Section 9.3.
“Claim Notice” has the meaning set forth in Section 8.5(a).
“CLIN” means Contract Line Item Number within the meaning of the Federal Acquisition Regulation (Chapter 1 of Title 48 of the Code of Federal Regulations).
“Closing” has the meaning set forth in Section 1.9.
“Closing Date” has the meaning set forth in Section 1.9.
“Closing Purchaser Certificate” has the meaning set forth in Section 6.7(b).
“Closing Seller Certificate” has the meaning set forth in Section 5.4(b).
“Code” means Internal Revenue Code of 1986, as amended.
“Commercially Reasonable Efforts” means [***].
“Compound” means: (a) Brincidofovir; (b) any Converting Compound other than Brincidofovir; (c) any metabolite of any of the compounds described in the preceding clauses “(a)” and “(b)”; (d) any prodrug, conjugate or complex of any of the compounds described in the preceding clauses “(a)”-“(c)”; or (e) any salt, free acid/base, solvate, enantiomer, isomer, hydrate, ester, racemate or polymorphic form of any of the compounds described in the preceding clauses “(a)”-“(d)”.
“Confidential Information” has the meaning set forth in Section 4.9(b)(iii).
“Confidentiality Agreement” means the Mutual Confidential Disclosure and Non-Use Agreement between Seller and Purchaser, effective as of February 1, 2021, as amended by the First Amendment thereto, effective as of February 1, 2021.
“Consent” means any (a) consent, approval, authorization, waiver, permission, clearance, or registration issued, granted, given, or otherwise made available by any Governmental Entity or Person and (b) right under any contract with any Governmental Entity. Consent shall not include the BARDA Consent or approval of the novation of the BARDA Contract.
“Converting Compound” means a pharmaceutically active compound that is converted in vivo into the active moiety cidofovir diphosphate. Without limiting the generality of the foregoing, Brincidofovir is a Converting Compound.

“Copyrights” has the meaning set forth in Section 2.3(a)(i).
“Cost of Goods” means, as to any Royalty-Bearing Product (other than the Excluded U.S. TCs) sold by a Selling Person, the out-of-pocket costs paid by Purchaser or its Affiliate to non-Affiliate third party(ies) in connection with the manufacture of such Royalty-Bearing Product, including payments made to reserve capacity specifically for the manufacture of such Royalty-Bearing Product (except to the extent credited toward the amounts payable for such Royalty-Bearing Product or refunded), plus any additional reasonable internal and non-duplicative external costs and expenses incurred by Purchaser or its Affiliate for quality assurance, quality control, release testing, stability testing, labeling, packaging, warehousing and transportation of such Royalty-Bearing Product (but specifically excluding any cost or expense deducted in calculating Net Sales), and any other non-duplicative costs paid or incurred in connection with the manufacture or supply of such Royalty-Bearing Product that are necessary to the generation of Other Royalty-Bearing Product Revenue, in each case, calculated in accordance with Purchaser’s Accounting Standards and Purchaser’s system of cost or project accounting, in each case, consistently applied.
As of the date of this Agreement, Purchaser plans to rely on Seller’s supply chain for the manufacture and supply of Royalty-Bearing Products that is in place as of the date of this Agreement, as represented by the Specified Manufacturing Contracts, as any such Specified Manufacturing Contract may be amended after the Closing or superseded after the Closing by a new agreement entered into between Purchaser or its Affiliate and the counterparty to such Specified Manufacturing Contract or another non-Affiliate third party vendor of the applicable materials or services, and Purchaser does not plan or anticipate that Purchaser or any of its Affiliates will itself manufacture Royalty-Bearing Products or any component thereof. However, if Purchaser later proposes to manufacture, or to have any of its Affiliates or other third party not initially included in Seller’s supply chain as of the Closing, manufacture or contract with another contract development and manufacturing company, any Royalty-Bearing Product or component thereof, then Purchaser and Seller shall negotiate and mutually agree in writing to an amended definition of “Cost of Goods” for Royalty-Bearing Products (or components thereof) manufactured by Purchaser or its Affiliate, which shall commercially reasonable and customary in the pharmaceutical industry, to be used to calculate U.S. Gross Profit and Ex-U.S. Gross Profit for purposes of Royalty Payments hereunder.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or any other Legal Requirement, order, directive, guideline or recommendation by any Governmental Entity or public health agency in connection with or in response to COVID-19.
“Currently Effective Specified Contracts” has the meaning set forth in Section 2.4(a).

“Damages” means out-of-pocket losses, damages, fines, costs and fees (including reasonable attorneys’ fees), excluding indirect, consequential, incidental, special, exemplary and punitive damages, except, in each case, to the extent paid to a third party.
“Deductible Amount” has the meaning set forth in Section 8.4(a).
“Disclosing Party” has the meaning set forth in Section 4.9(b)(iii).
“Disclosure Schedule” means the Disclosure Schedule delivered by Seller to Purchaser contemporaneously with the execution and delivery of the Agreement.
“DOJ” has the meaning set forth in Section 4.4(b).
“DPA” has the meaning set forth in Section 3.8.
“End Date” has the meaning set forth in Section 7.1(b).
“Environmental Laws” means all federal, state or local laws (including any statute, rule, regulation, ordinance, code or rule of common law), and all judicial or administrative interpretations thereof, and all decrees, judgments, policies, written guidance or judicial or administrative orders related to the environment, health, safety or Hazardous Substances, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9901 et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq., the Safe Drinking Water Act, U.S.C. § 300f et seq., the Occupational Safety and Health Act, 42 U.S.C. § 1801 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., and their state counterparts or equivalents, all as amended, and any regulations or rules adopted or promulgated pursuant thereto.
“Environmental Permits” has the meaning set forth in Section 2.6(b).
“EU” shall mean the European Union, as its membership may be constituted from time to time, and any successor thereto.
“EUA” means: (a) an Emergency Use Authorization issued by the U.S. Department of Health and Human Services or the FDA pursuant to Section 564 of the U.S. Federal Food, Drug and Cosmetic Act, 21 U.S.C. §360bbb-3, or any successor authorization thereto in the U.S.; (b) a conditional marketing authorisation granted by the EMA pursuant to Regulation (EC) No. 507/2006 in the context of a public health emergency, or any successor authorization thereto in the EU, or an equivalent conditional marketing authorization thereto granted by the applicable Regulatory Authority of an EU member state pursuant to equivalent laws in such member state in the context of a public health emergency, or any successor authorization thereto in an EU member state; (c) a temporary authorisation of the supply or sale of an unlicensed medicine under regulation 174 of the Human Medicines Regulations of the United Kingdom, or any successor authorisation thereto in the United Kingdom; (d) a Special Approval for Emergency granted by Japan’s Ministry of Health, Labour and Welfare under article 14-3 of Japan’s Pharmaceuticals and Medical Devices Act, or any successor approval thereto in Japan; or (e) an equivalent conditional approval granted by the applicable Regulatory Authority of any other country or regulatory jurisdiction in the context of a public health emergency.
“Excluded Accounts Receivable” has the meaning set forth in Section 4.8.
“Excluded Assets” has the meaning set forth in Section 1.2.
“Excluded Liabilities” has the meaning set forth in Section 1.4.
“Excluded U.S. TCs” means, and is limited exclusively to, the first one million seven hundred thousand (1,700,000) Treatment Courses of the Specified Product sold or transferred by or on behalf of the Selling Persons to independent, unrelated Persons (excluding other Selling Persons and Affiliates of such Selling Person), including Governmental Entities, in or for the U.S. Territory (as determined in accordance with the definition of U.S. Gross Profits) after the Closing.
“Expiration Date” has the meaning set forth in Section 8.1.
“Exploit” means, (a) with respect to the Specified Product, the Operation or any Specified IP Right, to research; develop; test; make, use, offer for sale, and sell; have made, used, offered for sale, and sold; import; market; promote; export; distribute; license; or commercialize; and (b) without limiting clause (a), with respect to any Copyright, to reproduce or create derivative works thereof. “Exploitation” has the correlative meaning associated thereto.
“Ex-U.S. Gross Profit” means, with respect to a given period of time and a given Royalty-Bearing Product sold or transferred in the Ex-U.S. Territory by Purchaser, any of its Affiliates or a Licensee, the positive amount, if any, equal to: (a) the sum of (i) the Net Sales of such Royalty-Bearing Product in the Ex-U.S. Territory in such period of time and (ii) Other Royalty-Bearing Product Revenue with respect to Royalty-Bearing Product manufactured for end use or consumption in the Ex-U.S. Territory in such period of time; less (b) the Cost of Goods of such Royalty-Bearing Product sold or transferred in the Ex-U.S. Territory in such period of time. For clarity, no amount included in the calculation of U.S. Gross Profit shall be included in the calculation of Ex-U.S. Gross Profit.
“Ex-U.S. Territory” means the entire world, excluding the U.S. Territory.
“FAR” means the Federal Acquisition Regulation.
“FDA” has the meaning set forth in Section 2.8(a).
“FDCA” has the meaning set forth in Section 2.8(a).
“Field” means the treatment or prevention of any human smallpox disease or any other human disease caused by any orthopox virus, including variola virus.

“First Sale” means, with respect to a given Royalty-Bearing Product in, as applicable, the U.S. Territory or a given country of the Ex-U.S. Territory, the first sale or transfer by or on behalf of Purchaser, its Affiliate or a Licensee of such Royalty-Bearing Product for end use or consumption within the Field in or for such country after the Closing.
“Fraud” means actual and intentional fraud under Delaware common law with respect to the making of one or more of the representations and warranties (a) of Seller set forth in Section 2 or the Closing Seller Certificate or (b) of Purchaser set forth in Section 3 or the Closing Purchaser Certificate; provided, however, that “Fraud” shall not include any form of fraud based on negligence or recklessness.
“FTC” has the meaning set forth in Section 4.4(b).
“Fundamental Expiration Date” has the meaning set forth in Section 8.1.
“Fundamental Representations” means the representations and warranties set forth in Section 2.1 (Organization), Section 2.11 (Authority; Binding Nature of Agreement), Section 2.14 (Brokers), Section 3.1 (Organization), Section 3.2 (Authority; Binding Nature of Agreement), and Section 3.7 (Brokers).
“GAAP” shall mean generally accepted accounting principles, as in effect from time to time.
“Government Contract” means any contract, including any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, delivery order, task order, change order, option or other contractual arrangement, between Seller or any of its Affiliates and either (i) any Governmental Entity, (ii) any prime contractor of any Governmental Entity, or (iii) any subcontractor with respect to any contract described in clauses (i) or (ii) of this definition, where the ultimate customer is a Governmental Entity, that has not been closed by the Governmental Entity, such prime contractor or such subcontractor, as appropriate, and is actively being performed by Seller or any of its Affiliates primarily or exclusively in support of the Operation or Product.
“Governmental Entity” means any federal, national, state, provincial, local, foreign or supranational (a) government; (b) court of competent jurisdiction; (c) governmental official agency, arbitrator, authority or instrumentality; (d) department, commission, board or bureau; or (e) regulatory body, including the FDA.
“Governmental Patent Authority” has the meaning set forth in Section 2.3(e).
“Hazardous Substance” means any: contaminant or pollutant; toxic, radioactive or hazardous waste, chemical, substance, material or constituent; asbestos; polychlorinated byphenyls (PCBs); paint containing lead or mercury; fixtures containing mercury or urea formaldehyde; natural or liquefied gas; flammable, explosive, corrosive, radioactive, medical and infectious waste; and oil or other petroleum product, all as defined in Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder.
“Indemnified Party” has the meaning set forth in Section 8.5(a).
“Indemnifying Party” has the meaning set forth in Section 8.5(a).
“In-Licensed Rights” has the meaning set forth in Section 2.3(c).
“IP Rights” has the meaning set forth in Section 2.3(a)(ii).
“Knowledge of Seller” shall mean the actual knowledge of each of [***], following each such individual’s review of his or her records related to the subject matter in question. With respect to matters involving intellectual property, Knowledge of Seller does not require that the individuals listed above have conducted, obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any intellectual property clearance searches, and no knowledge of any third party intellectual property that would have been revealed by such inquiries, opinions or searches will be imputed to Seller or the direct reports of any of the foregoing; provided that any such inquiries, opinions or searches that have been conducted or obtained, along with any knowledge of any third party intellectual property revealed by such inquiries, opinions or searches that have been conducted or obtained, will not be excluded from the term “Knowledge” as a result of this sentence.
“Labeling” has the meaning under Section 201(m) of the FDCA (21 U.S.C. § 321(m)) and other comparable foreign Legal Requirement related to the subject matter thereof, including the applicable Specified Product’s label, packaging and package inserts accompanying such Specified Product, and any other written, printed, or graphic materials accompanying such Specified Product, including patient instructions or patient indication guides.
“Later Discovered Contract” has the meaning set forth in Section 1.10.
“Later Transferred Contract” has the meaning set forth in Section 1.10.
“Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.
“Legal Requirement” means any constitution, act, statute, law (including common law), directive, regulation, ordinance, order, treaty, rule or regulation of any Governmental Entity.
“Licensee” means a third party to whom Purchaser or an Affiliate of Purchaser directly or indirectly grants a license or other right to use, import, promote, offer for sale, sell, have sold, or otherwise commercialize any Royalty-Bearing Product, beyond the mere right to purchase Royalty-Bearing Products from Purchaser and its Affiliates. For clarity, “Licensee” excludes any licensee pursuant to the SymBio Contract (but only for so long as no license or other right is granted to SymBio with respect to any Royalty-Bearing Product in the Field), as well as wholesalers and distributors that purchase the Royalty-Bearing Product from Purchaser or an Affiliate of Purchaser in finished package form (ready for use by the ultimate consumer) at fair market value for resale or distribution, but do not otherwise make any royalty payment, or give any other consideration (in whatever form, including barter of property, lump sums payments, marketing, distribution, option or milestone payments, or any premium/discount paid over fair market value for securities), to Purchaser or an Affiliate of Purchaser, directly or indirectly, with respect to the Royalty-Bearing Product or the intellectual property rights controlled by Purchaser or an Affiliate of Purchaser with respect to such Royalty-Bearing Product.
“Lien” means any lien, pledge, claim, charge, mortgage, encumbrance, or other security interest of any kind, whether arising by contract or by operation of applicable Legal Requirement.
“Matter” means any claim, demand, dispute, action, suit, arbitration, proceeding, investigation or other similar matter.
“Maximum Allowance” has the meaning set forth in Section 4.12(f).
“Milestone Payments” has the meaning set forth in Section 4.11(b).
“Mixed-Use Contract” means any contract between Seller, on the one hand, and any supplier or vendor of Seller, on the other hand, utilized by Seller in connection with the Specified Assets and in connection with Seller’s businesses unrelated to the Specified Assets.
“NDA” means a New Drug Application for a product filed with the FDA pursuant to 21 USC 314.50 and any amendments, annual reports, and other filings related thereto, which may be filed with the FDA from time to time in accordance with its rules and regulations.
“Net Sales” means, with respect to a given period of time and a given Royalty-Bearing Product in a given country, the gross amounts invoiced by or on behalf of Purchaser, its Affiliate or any Licensee (each, a “Selling Person”) for the sale or transfer of such Royalty-Bearing Product to independent, unrelated Persons (excluding other Selling Persons and Affiliates of such Selling Person), including Governmental Entities, for end use or consumption within the Field in such country, less the following amounts actually incurred, allowed, paid or accrued by such Selling Person and specifically attributable to such Royalty-Bearing Product, and to the extent not already deducted in calculating the invoiced amounts: (a) trade, cash or quantity discounts, allowances, adjustments and rejections, (b) credits, refunds, rebates, chargebacks, recalls and returns, (c) price reductions or rebates granted to Governmental Entities, managed care organizations or systems (that is, organizations or systems that integrate the financing and delivery of healthcare services to covered members, including pharmacy benefit managers, prescription drug plans, health maintenance organizations, preferred provider organizations, independent practice associations and other similar healthcare organizations), insurers and group purchasing organizations, (d) sales taxes, value added taxes (except to the extent reimbursable), customs and excise duties and other governmental charges imposed upon the sale of such Royalty-Bearing Product and actually paid, as adjusted for rebates and refunds, but excluding any income tax or franchise tax of any kind, (e) amounts actually written off by reason of uncollectible accounts (provided that any amount subsequently recovered will be treated as Net Sales), (f) reasonable distributor, wholesaler and dispensing fees, and (g) charges separately invoiced for transportation, importation, shipping, insurance and other handling expenses; provided that, in each case (clauses “(a)” through “(g)” above): (i) each such deduction is incurred in the ordinary course of business, in type and amount consistent with good industry practice, and determined in accordance with applicable Accounting Standards, consistently applied, and in a manner consistent with the Selling Person’s standard cost accounting policies for all pharmaceutical products and pharmaceutical compounds sold by it; (ii) each such deduction is directly allocable to such Royalty-Bearing Product, or apportioned on a good faith, fair and equitable basis to such Royalty-Bearing Product and other pharmaceutical products and pharmaceutical compounds of the Selling Person and its Affiliates such that such Royalty-Bearing Product does not bear a disproportionate portion of such deductions; and (iii) in no event shall any particular amount identified above be deducted more than once in calculating Net Sales (i.e., no “double counting” of deductions).
Sales to wholesalers and other distributors shall be considered bona fide, arm’s-length transactions to third parties to the extent that each such wholesaler or distributor purchases such Royalty-Bearing Product from the Selling Person in finished package form (ready for use by the ultimate consumer) at fair market value for resale or distribution, but does not otherwise make any royalty payment, or give any other consideration (in whatever form, including barter of property, lump sums payments, marketing, distribution, option or milestone payments, or any premium/discount paid over fair market value for securities), to the Selling Person, directly or indirectly, with respect to the Royalty-Bearing Product, Royalty-Bearing Product Rights or the intellectual property rights controlled by the Selling Person with respect to such Royalty-Bearing Product.
Net Sales with respect to sales for other than monetary consideration on bona fide, arm’s-length terms, or in the case any Royalty-Bearing Product is “bundled” for sale together with one or more other products for a single price or similar transactions, will be computed at the average price of bona fide, arm’s-length sales by all Selling Persons to third parties during the preceding Calendar Quarter period; or, if no bona fide, arm’s-length sale to a third party has yet occurred, at the non-discounted list price for the Royalty-Bearing Product sold directly by Selling Persons to end users. In the event that no list price has been established, the price will be set at the fair market value of such Royalty-Bearing Product.
“Novation Agreement” means any agreement which sets forth the terms and conditions of the novation of the BARDA Contract from Seller to Purchaser pursuant to FAR Subpart 42.12.
“Operation” means the operation of manufacturing, distributing, marketing and selling the Specified Product.
“Other Royalty-Bearing Product Revenue” means any and all amounts received by a Selling Person from independent, unrelated Persons (excluding other Selling Persons and Affiliates of such Selling Person), including Governmental Entities, for the manufacture or supply of Royalty-Bearing Products for end use or consumption, to the extent such amounts are not reflected or captured in the calculation of Net Sales.
“Parties” has the meaning set forth in the preamble of this Agreement.

“Patent Files” means, with regard to Patent Rights included the Specified IP Rights, the file histories for such Patent Rights in the physical possession of or under the control of Seller as of the Closing Date.
“Patent Rights” has the meaning set forth in Section 2.3(a)(iii).
“Permitted Liens” has the meaning set forth in Section 2.2(a).
“Person” means any individual, corporation, general partnership, limited partnership, limited liability company, trust, association, firm, organization, company, business, entity, union, society or Governmental Entity.
“Pre-Closing Period” has the meaning set forth in Section 4.1.
“Product” means any Compound or product containing or comprising a Compound, in each case, in any form, presentation, formulation or dosage strength. Without limiting the generality of the foregoing, the Specified Product is a Product.
“Purchase Price” has the meaning set forth in Section 1.5(a).
“Purchased Accounts Receivable” has the meaning set forth in Section 1.1(d).
“Purchaser” has the meaning set forth in the preamble of this Agreement
“Purchaser Confidential Information” has the meaning set forth in Section 4.9(b)(i).
“Purchaser Indemnifiable Claim” has the meaning set forth in Section 8.4(b).
“Purchaser Indemnified Party” has the meaning set forth in Section 8.2.
“Purchaser Permitted Purpose” has the meaning set forth in Section 4.9(b)(ii).
“Receiving Party” has the meaning set forth in Section 4.9(b)(iii).
“Regulatory Approval” means, with respect to any Product in any country or other regulatory jurisdiction, the approval, license, registration or authorization of the applicable Regulatory Authority(ies) necessary for the marketing or sale of such Product in such country or other jurisdiction, including any of the foregoing granted on a conditional or temporary basis (including any EUA).
“Regulatory Authority” means any Governmental Entity (excluding BARDA) having the administrative authority to regulate the development, manufacture, marketing or sale of pharmaceutical products in any country or other jurisdiction.
“Regulatory Exclusivity” means any exclusive marketing rights or data exclusivity rights conferred by any Regulatory Authority or other Governmental Entity in a country or other jurisdiction with respect to a Royalty-Bearing Product, other than a Patent Right, including pediatric exclusivity, orphan drug exclusivity, new chemical entity exclusivity, data exclusivity, and rights similar thereto.
“Restricted Period” has the meaning set forth in Section 4.3(a).
“RFP” means that certain [***].
“Royalty-Bearing Product” means (a) the Specified Product; or (b) any other Product containing or comprising Brincidofovir for which, after the Closing Date, Purchaser, any of its Affiliates or any Licensee obtains Regulatory Approval in the Field (or any portion thereof) in any country or other regulatory jurisdiction in the world; in each case, for indicated use within the Field, regardless of whether or not any of the foregoing is sold under the brand name TEMBEXA. For clarity, to the extent a Product containing or comprising Brincidofovir receives approval outside of the Field, such Product shall not constitute a Royalty-Bearing Product.
“Royalty-Bearing Product Rights” means any and all rights to develop, seek Regulatory Approval for, manufacture or commercialize a Royalty-Bearing Product.
[***]
[***]
“Royalty Payments” has the meaning set forth in Section 1.5(d).
“Royalty Term” has the meaning set forth in Section 4.12(b).
“Safety Notices” has the meaning set forth in Section 2.8(n).
“Seller” has the meaning set forth in the preamble of this Agreement.
“Seller Confidential Information” has the meaning set forth in Section 4.9(b)(ii).
“Seller Indemnifiable Claim” has the meaning set forth in Section 8.5(a).
“Seller Indemnified Party” has the meaning set forth in Section 8.3.
“Seller Permitted Purpose” has the meaning set forth in Section 4.9(b)(i).
“Selling Person” has the meaning set forth in the definition of Net Sales.
“Specified Assets” has the meaning set forth in Section 1.1.
“Specified Authorizations” has the meaning set forth in Section 1.1(h).
“Specified Books and Records” has the meaning set forth in Section 1.1(l).
“Specified Contracts” has the meaning set forth in Section 1.1(b).

“Specified IP Rights” has the meaning set forth in Section 2.3(a)(iv).
“Specified Inventory” has the meaning set forth in Section 1.1(g).
“Specified Manufacturing Contracts” means those Specified Contracts that are specifically identified as “Specified Manufacturing Contracts” on Schedule 1.1(b).
“Specified Patent Rights” means (a) the Patent Rights included in the Specified Assets on the Closing Date, and (b) any Patent Rights corresponding or claiming priority to any of the Patent Rights described in the preceding clause (a) that are filed, issued or granted after the Closing Date, including foreign counterparts of any of the foregoing.
“Specified Product” means TEMBEXA® (brincidofovir) 10 mg/mL oral suspension or TEMBEXA (brincidofovir) 100 mg tablets.
“Specified Product Material Adverse Effect” means any event, change, circumstance, condition or effect (collectively, “Changes”) which has had, or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the Specified Assets, taken as a whole; provided that, for purposes of determining whether a Specified Product Material Adverse Effect has occurred, none of the following Changes shall be taken into account: (a) Changes arising from or related to the execution and delivery of this Agreement or the announcement, or pendency, of the transactions contemplated by the Agreement; (b) Changes in the economic, business, industry or financial environment generally affecting the industries in which Seller operates or in the U.S. or global economy as a whole; (c) Changes in the general conditions of the financial markets (including the securities, credit, financial or other capital markets) in the United States or elsewhere in the world, including changes in interest rates; (d) acts of terrorism, war, the COVID-19 pandemic or any other endemic or pandemic, weather conditions or other force majeure events; (e) changes or prospective changes in Legal Requirements or GAAP (or any interpretations of such Legal Requirements or GAAP) applicable to the Specified Assets; (f) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (provided that any underlying cause of the foregoing may be taken into account); or (g) the taking of any action expressly required to be taken pursuant to this Agreement, except that, in each case with respect to subclauses (b), (c) (d) and (e), to the extent the Change has a disproportionate effect on the Operation or the Specified Assets relative to other participants in the same industry as Seller (in which case solely the incremental disproportionate impact may be taken into account in determining whether there has been a Specified Product Material Adverse Effect).
“SVB Loan Agreement” has the meaning set forth in Section 4.4(a).
“SymBio” means SymBio Pharmaceuticals Limited, a corporation organized and existing under the laws of Japan, or its successor-in-interest under the SymBio Contract, as applicable.

“SymBio Contract” means the License Agreement, effective as of September 30, 2019, by and between Seller and SymBio Pharmaceuticals Limited, a corporation organized and existing under the laws of Japan, including all exhibits thereto.
“SymBio Contract Milestone Event” means a milestone event set forth in the table contained in Section 4.2 of the SymBio Contract under the heading “Milestone Event by Country/Region.”
“SymBio Milestone Event” has the meaning set forth in Section 4.11(b).
“SymBio Milestone Payment” has the meaning set forth in Section 4.11(b).
“Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
“third party” means any Person that is not a Party to this Agreement.
“Third-Party Claim” has the meaning set forth in Section 8.5(b).
“Trade Secrets” has the meaning set forth in Section 2.3(a)(v).
“Trademark Rights” has the meaning set forth in Section 2.3(a)(vi).
“Transfer Taxes” has the meaning set forth in Section 1.6.
“Transferred Mixed-Use Contract” has the meaning set forth in Section 1.11.
“Transition Services Agreement” has the meaning set forth in Section 1.8(e).
“Treatment Course” means, with respect to the Specified Product: (a) in the case of TEMBEXA (brincidofovir) 100 mg tablets: 200 mg (two 100 mg tablets) once weekly for 2 doses; or (b) in the case of TEMBEXA® (brincidofovir) 10 mg/mL oral suspension: 200 mg (20 mL) once weekly for 2 doses.
“Treatment Course Shortfall” has the meaning set forth in Section 2.12.
“Unreimbursed Development Costs” has the meaning set forth in Section 4.12(f).
“U.S.” means the United States of America.
“USG” means the United States Government.
“U.S. Gross Profits” means, with respect to a given period of time and a given Royalty-Bearing Product sold or transferred in or for the U.S. Territory by Purchaser, any of its Affiliates or

a Licensee, the positive amount, if any, equal to: (a) the sum of (i) the Net Sales of such Royalty-Bearing Product in or for the U.S. Territory in such period of time and (ii) Other Royalty-Bearing Product Revenue with respect to Royalty-Bearing Product manufactured for end use or consumption in or for the U.S. Territory in such period of time; less (b) the Cost of Goods of such Royalty-Bearing Product included in the calculation of the Net Sales of such Royalty-Bearing Product in such period of time under the preceding subclause (i) of clause (a) of this definition; provided, however, that Net Sales of, Other Royalty-Bearing Product Revenue with respect to, and the Costs of Goods of, the Excluded U.S. TCs shall be disregarded in calculating “U.S. Gross Profits”.
For purposes of determining U.S. Gross Profit (and subject to the immediately preceding proviso regarding Net Sales of, Other Royalty-Bearing Product Revenue with respect to, and the Costs of Goods of, the Excluded U.S. TCs): (A) Net Sales of a Royalty-Bearing Product “in or for the U.S. Territory” shall be calculated based on such Royalty-Bearing Product sold or transferred to independent, unrelated Persons (excluding other Selling Persons and Affiliates of such Selling Person), including Governmental Entities, in the U.S. Territory, whether such Royalty-Bearing Product is for end use or consumption: (1) within the U.S. Territory; or (2) by U.S. military forces, including personnel operating under the authority of Title 10 or Title 50 of the United States Code, anywhere in the world; and (B) Other Royalty-Bearing Product Revenue with respect to Royalty-Bearing Product manufactured for end use or consumption “in or for the U.S. Territory” shall be calculated based on such Royalty-Bearing Product manufactured for end use or consumption; (1) within the U.S. Territory; or (2) by U.S. military forces, including personnel operating under the authority of Title 10 or Title 50 of the United States Code, anywhere in the world.
“U.S. Territory” means the U.S. and all of its territories and possessions.
“Valid Claim” shall mean a claim of any issued and unexpired Patent Right or pending application for a Patent Right, in each case, that has not been abandoned, revoked, withdrawn, cancelled or disclaimed, nor held invalid or unenforceable by a court of competent jurisdiction or other Governmental Entity of competent jurisdiction in a final and unappealable, or unappealed within the time allowed for appeal, decision, or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise.
“Willful Breach” shall mean a breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing Party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such Party’s act or failure to act would, or would be reasonably expected to, result in or constitute a breach of or failure of performance under this Agreement.